Filed Pursuant to General Instruction II.L of Form F-10;

File No. 333-234172

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated November 15, 2019 to which it relates, as amended or supplemented, and each document incorporated by reference or deemed to be incorporated by reference therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell these securities in those jurisdictions. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Theratechnologies Inc. at 2015 Peel Street, Suite 1100, Montréal, Québec, Canada, H3A 1T8, telephone: (514) 336-7800 and are also available electronically at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.sec.gov/edgar.shtml.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED NOVEMBER 15, 2019

New Issue	July 23, 2021

THERATECHNOLOGIES INC.

Up to US $50,000,000

Common Shares

This prospectus supplement (the “Prospectus Supplement”) of Theratechnologies Inc. (the “Corporation”, “Theratechnologies”, “us”, “we” or “our”), together with the accompanying short form base shelf prospectus dated November 15, 2019 (the “Base Shelf Prospectus”) qualifies the distribution (the “Offering”) of up to US $50,000,000 of common shares (the “Common Shares”) in the share capital of the Corporation. Theratechnologies has entered into a sales agreement dated July 23, 2021 (the “Sales Agreement”) with Cantor Fitzgerald & Co. (the “Agent”) pursuant to which Theratechnologies may offer and sell from time to time through or to the Agent, as agent or principal for the distribution, Common Shares having an aggregate offering price of up to US $50,000,000 in accordance with the terms of the Sales Agreement.

The Offering is being made in the United States under the terms of the Corporation’s registration statement on Form F-10 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”).

The issued and outstanding Common Shares are listed and posted for trading on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the ticker symbols “THTX” and “TH”, respectively. The Corporation’s 5.75% convertible unsecured senior notes due June 30, 2023 (the “5.75% Notes”) are listed and posted for trading on the TSX under the symbol “TH.DB.U”. On July 22, 2021, the last trading day before the date of this Prospectus Supplement, the closing price of the Common Shares was CAD $4.47 on the TSX and US $3.58 on the Nasdaq.

Sales of the Common Shares, if any, under this Prospectus Supplement are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”) and “at the market offerings” as defined in Rule 415 under the U.S. Securities Act, including, without limitation, sales made directly on Nasdaq, or on any other existing trading market for the Common Shares in the United States. No Common Shares will be sold on the TSX or on other trading markets in Canada as at-the-market distributions. The Common Shares will be distributed at the market prices prevailing at the time of the sale of such Common Shares. The Agent will make all sales using commercially reasonable efforts consistent with its normal sales and trading practices and on mutually agreed upon terms between the Agent and us. As a result, prices at which the Common Shares are sold may vary as between purchasers and during the period of any distribution. There is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising none or only a portion of the offering amount set out above.

Pursuant to the Sales Agreement, the Corporation will compensate the Agent for its services in acting as agent in connection with the sale of Common Shares pursuant in an amount equal to 3.0% of the gross proceeds from sales of the Common Shares (the “Agent’s Fee”). See “Plan of Distribution”.

The net proceeds, if any, from sales under this Prospectus Supplement will be used as described under the section titled “Use of Proceeds” in this Prospectus Supplement. The proceeds we receive from sales will depend on the number of Common Shares actually sold and the offering price of such Common Shares. We estimate the total expenses of this Offering, excluding the Agent’s Fee, will be approximately US $600,000.

No Agent, underwriter or dealer involved in the distribution, no affiliate of such Agent, underwriter or dealer and no person or Corporation acting jointly or in concert with such Agent, underwriter or dealer has over-allotted, or will over-allot, the Common Shares in connection with the Offering or has effected or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

In connection with the sale of the Common Shares on the Corporation’s behalf, the Agent will be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the compensation of the Agent will be deemed to be an underwriting commission or discount. The Corporation has agreed to provide indemnification and contribution to the Agent against, among other things, certain civil liabilities, including liabilities under the U.S. Securities Act.

An investment in the Common Shares involves significant risks that should be carefully considered by prospective investors before purchasing Common Shares. The risks outlined in this Prospectus Supplement, the accompanying Base Shelf Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Common Shares. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR ANY REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors in the United States should be aware that this Offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Theratechnologies prepares financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board; the financial statements incorporated herein have been prepared in accordance with IFRS and thus may not be comparable to financial statements of United States companies. Such financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the SEC independence standards.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of the Province of Québec, that some of its officers and directors may be residents of a foreign country, that the Agent or experts named in the Registration Statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Risk Factors” and “Enforcement of Civil Liabilities”.

All dollar amounts in this Prospectus Supplement are in U.S. dollars unless otherwise indicated. See “Currency and Exchange Rate Information” in this Prospectus Supplement and “Presentation of Financial Information” in the Base Shelf Prospectus.

Prospective investors should be aware that the acquisition, the holding and the disposition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be described fully herein. See “Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”. Prospective investors are advised to consult their own tax advisors regarding the application of income tax laws to their particular circumstances, as well as any other provincial, foreign and other tax consequences of acquiring, holding or disposing of the Common Shares.

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on the Corporation’s behalf by Fasken Martineau DuMoulin LLP and on behalf of the Agent by Stikeman Elliott LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Corporation’s behalf by Jenner & Block LLP and on behalf of the Agent by Duane Morris LLP.

Mr. Joseph Arena, a director of the Corporation residing outside of Canada, has appointed the Corporation as agent for service of process at the following address: 2015 Peel Street, Suite 1100, Montréal, Québec, Canada, H3A 1T8. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or Corporation that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Civil Liabilities”.

The head office and principal place of business of the Corporation is at 2015 Peel Street, Suite 1100, Montréal, Québec, Canada, H3A 1T8.

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE BASE SHELF PROSPECTUS

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE SHELF PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the accompanying Base Shelf Prospectus and the documents incorporated by reference therein. The second part, the accompanying Base Shelf Prospectus, gives more general information, some of which may not apply to the Offering. Both documents contain important information you should consider when making your investment decision. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Base Shelf Prospectus, investors should rely on the information in this Prospectus Supplement.

The Corporation is not offering the Common Shares in any jurisdiction where the Offering is not permitted by law. This Prospectus Supplement and the accompanying Base Shelf Prospectus must not be used by anyone for any purpose other than in connection with the distribution of Common Shares under this Offering. You should assume that the information contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference in the Base Shelf Prospectus is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the accompanying Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates. The Corporation does not undertake to update the information contained in this Prospectus Supplement or contained or incorporated by reference in the Base Shelf Prospectus, except as required by applicable securities laws.

The Corporation and the Agent have not authorized anyone to provide any information other than that contained or incorporated by reference in this Prospectus Supplement or the accompanying Base Shelf Prospectus or any relevant free writing prospectus prepared by or on behalf of the Corporation or to which the Corporation has referred you. The Corporation and the Agent take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. It is important for you to read and consider all information contained in this Prospectus Supplement and the accompanying Base Shelf Prospectus, including the documents incorporated by reference herein and therein, in their entirety before making your investment decision. Prospective purchasers of the securities qualified under this Prospectus Supplement should not assume that the information in this Prospectus Supplement or the accompanying Base Shelf Prospectus or any documents incorporated by reference is accurate as of any date other than the respective dates of those documents, as the Corporation’s business, results of operations, financial condition and prospects may have changed since those dates.

Unless otherwise noted or the context indicates otherwise, “Theratechnologies” and the “Corporation” refer to Theratechnologies Inc., its subsidiaries and, as the case may be, its predecessors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein contain “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking information may include, but is not limited to, the expected use of the net proceeds of the Offering; the plan of distribution pursuant to the Sales Agreement; the timelines to initiate a Phase 3 trial using tesamorelin for the treatment of non-alcoholic steatohepatitis (“NASH”) in the general population or to make filings with regulatory agencies to seek regulatory approval of drug candidates, new mode of administration or devices; the growth from the sale of our products; information with respect to the Corporation’s objectives and the strategies to achieve these objectives, as well as information with respect to the Corporation’s beliefs, plans, expectations, anticipations, estimates, intentions, results, levels of activity, performance, goals and achievements. This forward-looking information is identified by the use of terms and phrases such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases.

The forward-looking information contained in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference therein is provided for the purpose of assisting the reader in understanding the Corporation’s financial performance and prospects and in presenting management’s assessment of future plans and operations. The reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Corporation’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: the adverse impact of the COVID-19 pandemic on (a) the Corporation’s sales efforts and sales initiatives, (b) the capacity of the Corporation’s suppliers to meet their obligations vis-à -vis the Corporation, (c) the Corporation’s research and development activities, including the enrolment of patients for its planned and ongoing clinical trials, (d) the health of the Corporation’s employees and Theratechnologies’ capacity to rely on its resources, as well as (e) global trade; the Corporation’s ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States and Trogarzo® in Europe; the Corporation’s capacity to meet supply and demand for its products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States and of Trogarzo® in Europe; the continuation of the Corporation’s collaborations and other significant agreements with the Corporation’s existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; the Corporation’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available; the Corporation’s ability to protect and maintain its intellectual property rights in EGRIFTA SV® and tesamorelin; the Corporation’s success in obtaining reimbursement for Trogarzo® in European countries, together with the level of reimbursement, if at all; the Corporation’s ability to successfully commercialize Trogarzo® in Germany and to launch Trogarzo® in other European countries; the Corporation’s ability to obtain the approval by the United States Food and Drug Administration (“FDA”) of its new formulation of tesamorelin (“F8”); the Corporation’s capacity to develop a multi-dose pen injector for use with the F8 and obtain approval thereof; the Corporation’s ability to secure additional resources to initiate its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH; the Corporation’s ability to successfully conduct its Phase 3 trial for the development of tesamorelin for the treatment of NASH and its Phase 1 clinical trial using TH1902 in various types of cancer; the Corporation’s ability to find a partner on terms satisfactory to the Corporation; the Corporation’s capacity to acquire or in-license new products and/or compounds; the discovery of a cure for HIV; the Corporation’s expectations regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and the Corporation’s estimates regarding its capital requirements.

Although the forward-looking information contained in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein, is based upon what the Corporation believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking statements include that: the current COVID-19 pandemic will have limited adverse effect on the Corporation’s operations and clinical trials; the vaccines recently developed to thwart the coronavirus will be safe and effective at combatting the coronavirus in its current form and in any variant form thereof; some countries will begin lessening safety measures resulting from the current COVID-19 pandemic; sales of EGRIFTA SV® and Trogarzo® in the United States will increase over time; the Corporation’s commercial practices in the United States, Canada and European countries will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA®, EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA®, EGRIFTA SV® and Trogarzo® in countries where such products are commercialized; continuous supply of EGRIFTA®, EGRIFTA SV® and Trogarzo® will be available; the Corporation’s relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA®, EGRIFTA SV® and Trogarzo® to meet market demand on a timely basis; no biosimilar version of EGRIFTA SV® will be approved by the FDA; the Corporation’s intellectual property will prevent companies from commercializing biosimilar versions of EGRIFTA SV® in the United States; Trogarzo® will successfully be launched in European countries and the United Kingdom, and be reimbursed therein; the FDA will approve the F8 and the multi-dose pen injector; the Corporation will succeed in conducting its Phase 1 clinical trial using TH1902 and positive results will ensue from such Phase 1 trial; the Corporation will be able to secure additional resources to initiate its Phase 3 clinical trial using tesamorelin for NASH; research and development activities using peptides derived from the Corporation’s oncology platform will yield positive results allowing for the development of new drugs for the treatment of cancer; the Corporation’s European infrastructure is adequate to commercialize Trogarzo® in Germany and in other European countries; the Corporation’s business plan will not be substantially modified; and the data obtained from the Corporation’s market research on the potential market size for the Corporation’s products are accurate.

All of the forward-looking information contained in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference therein are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. The Corporation does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law. Unless otherwise stated, the forward-looking information contained in this Prospectus Supplement is provided as of the date hereof.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference in the accompanying Base Shelf Prospectus only for the purpose of the distribution of Common Shares under the Offering.

The following documents filed by the Corporation with the securities commission or similar regulatory authority in all of the provinces of Canada are specifically incorporated by reference into, and form an integral part of, the Base Shelf Prospectus as supplemented by this Prospectus Supplement:

(a)	annual information form dated February 24, 2021 for the fiscal year ended November 30, 2020 (the “AIF”);

(b)

audited consolidated annual financial statements for the fiscal years ended November 30, 2020, and November 30, 2019, together with the notes thereto and the auditors’ report thereon, except that the footnote to the audit report included in such audited consolidated financial statements, and any future audited financial statements that are incorporated by reference herein, including in each case any amendment thereto, is hereby expressly excluded from incorporation by reference into the Registration Statement on Form F-10 of which this Prospectus Supplement forms a part;

(c)	management’s discussion and analysis for the fiscal year ended November 30, 2020 (“Annual MD&A”);

(d)	unaudited consolidated interim financial statements for the three and six month periods ended May 31, 2021 and May 31, 2020, together with the notes thereto;

(e)	management’s discussion and analysis for the three and six month periods ended May 31, 2021 and May 31, 2020 (the “Interim MD&A”);

(f)	management proxy circular dated April 12, 2021 for the annual meeting of shareholders held on May 13, 2021;

(g)

material change report dated March 10, 2020 with respect to the appointment of Paul Lévesque as the Corporation’s President and Chief Executive Officer, effective April 6, 2020, in replacement of Luc Tanguay who retired on such date;

(h)	material change report dated September 15, 2020 with respect to the development of tesamorelin for the treatment of NASH in the general population using the F8;

(i)

material change report dated January 20, 2021 with respect to the completion by Theratechnologies of a bought-deal public offering of 16,727,900 units at a price of US $2.75 per unit for aggregate gross proceeds to the Corporation of US $46,001,725; and

(j)

material change report dated July 22, 2021 with respect to the timing of initiating a Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH and the securing of additional resources, including the search of a partner, to initiate such trial.

Copies of the documents incorporated by reference in the Base Shelf Prospectus, as supplemented by this Prospectus Supplement, may be obtained on request without charge from the Secretary of Theratechnologies at 2015 Peel Street, Suite 1100, Montréal, Québec, Canada, H3A 1T8, telephone: 514-336-7800, and are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on EDGAR (www.sec.gov/edgar.shtml).

Any document of the type referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (excluding confidential material change reports) filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and before the termination or completion of the distribution of the Common Shares hereunder will be deemed to be incorporated by reference in the Base Shelf Prospectus, as supplemented by this Prospectus Supplement, for the purpose of this Offering. In addition, any such documents which are filed on Form 40-F with, or (if and to the extent expressly provided) furnished on Form 6-K to, the SEC after the date of this Prospectus Supplement and prior to the termination of this Offering shall be deemed to be incorporated by reference in the Registration Statement of which the Prospectus and this Prospectus Supplement form part. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated or deemed to be incorporated herein or therein by reference.

In addition, if we disseminate a news release in respect of previously undisclosed information that, in our determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), we will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement and the Base Shelf Prospectus in writing on the face page of the version of such news release that we file on SEDAR and each such news release shall be deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus only for the purposes of the Offering.

Any statement contained in this Prospectus Supplement, in the accompanying Base Shelf Prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein for the purpose of this Offering of Common Shares shall be deemed to be modified or superseded to the extent that a statement contained herein or therein, or in any subsequently filed document which also is, or is deemed to be, incorporated by reference in the Base Shelf Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Base Shelf Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

NON-IFRS MEASURES

The information presented in this Prospectus Supplement and the accompanying Base Shelf Prospectus, including certain documents incorporated by reference herein, includes measures that are not determined in accordance with International Financial Reporting Standards (“IFRS”) including the financial measures, such as “Adjusted EBITDA”, that are used by the Corporation as indicators of financial performance. These financial measures do not have standardized meanings prescribed under IFRS, and the Corporation’s computation may differ from similarly-named computations as reported by other entities and, accordingly, may not be comparable. These financial measures should not be considered as an alternative to, or more meaningful than, measures of financial performance as determined in accordance with IFRS as an indicator of performance. The Corporation believes that these measures may be useful supplemental information to assist investors in assessing its operational performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in the Corporation’s business, and because the Corporation believes it provides meaningful information on its financial condition and operating results. The non-IFRS measures also provide investors with insight into the Corporation’s decision-making as it uses these non-IFRS measures to make financial, strategic and operating decisions.

Because non-IFRS measures do not have a standardized meaning and may differ from similarly-named computations as reported by other entities, Canadian securities regulations and policies require that non-IFRS measures be clearly defined and qualified, reconciled with their nearest IFRS measure and given no more prominence than the closest IFRS measure. Information regarding non-IFRS measures is presented in this Prospectus Supplement and in the sections dealing with these financial measures in certain of the documents incorporated by reference herein, including the Annual MD&A and Interim MD&A. See “Documents Incorporated by Reference” above for definitions and reconciliations of the non-IFRS measures described above to the most directly comparable IFRS measure.

Non-IFRS measures are not audited. They have important limitations as analytical tools and investors are cautioned not to consider them in isolation or place undue reliance on ratios or percentages calculated using non-IFRS measures.

U.S. REGISTRATION STATEMENT

Theratechnologies is subject to the full information requirements of the securities commissions or similar regulatory authorities in all provinces of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that Theratechnologies files with the Canadian provincial securities commissions or similar regulatory authorities. These filings are also electronically available on SEDAR at www.sedar.com. Except as expressly provided herein, documents filed on SEDAR are not, and should not be considered, part of this Prospectus Supplement or the Prospectus.

Theratechnologies has filed with the SEC under the U.S. Securities Act the Registration Statement relating to the Common Shares being offered hereunder, of which the Prospectus and this Prospectus Supplement form part. The Prospectus and this Prospectus Supplement do not contain all of the information set out in the Registration Statement, certain items of which are incorporated by reference therein or herein, or are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information incorporated by reference or contained as exhibits to the Registration Statement are available on the SEC’s website at www.sec.gov.

Theratechnologies is also subject to periodic reporting and other informational requirements of the U.S. Exchange Act as applicable to “foreign private issuers” and files reports with the SEC under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada. Accordingly, Theratechnologies is required to file reports, including annual reports on Form 40-F, and other information with the SEC. Theratechnologies is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act. As such, Theratechnologies is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and Theratechnologies’ officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Theratechnologies’ reports and other information filed or furnished with or to the SEC are available on EDGAR at www.sec.gov as well as from commercial document retrieval services.

The following documents have been or will be filed with the SEC as part of the Registration Statement of which the Prospectus and this Prospectus Supplement form part: (i) the documents listed under the heading “Documents Incorporated by Reference”; and (ii) the Sales Agreement.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Corporation, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder, as amended (collectively, the “Tax Act”), the Common

Shares would be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (a “RRSP”), a registered education savings plan (a “RESP”), a registered retirement income fund (a “RRIF”), a registered disability savings plan (an “RDSP”), a tax-free savings account (a “TFSA”) or a deferred profit sharing plan, each as defined in the Tax Act (collectively, “Exempt Plans”) provided that, such Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX), and neither the Corporation, nor any person with whom the Corporation does not deal at arm’s length for the purposes of the Tax Act, is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of the particular Exempt Plan.

Notwithstanding the foregoing, if the Common Shares are a “prohibited investment” (as defined in the Tax Act) for a particular TFSA, RDSP, RRSP, RRIF or RESP, the holder, annuitant or subscriber thereof, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Common Shares will generally not be a “prohibited investment” for a particular TFSA, RDSP, RRSP, RRIF or RESP provided the holder, annuitant or subscriber thereof, as the case may be, deals at arm’s length with the Corporation for purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, the Common Shares will not be “prohibited investments” if such Common Shares are “excluded property” (as defined in the Tax Act for the purposes of these rules) for the particular TFSA, RDSP, RRSP, RRIF or RESP.

Prospective purchasers who intend to hold Common Shares in a trust governed by an Exempt Plan should consult their own tax advisors with respect to the application of these rules in their particular circumstances.

CURRENCY AND EXCHANGE RATE INFORMATION

The Corporation reports in United States dollars and the price of the Offering is stated in U.S. dollars. All references to “CAD $” or “Canadian dollars” included or incorporated by reference in this Prospectus Supplement refer to Canadian dollar values while references to “US $” and “$” are to U.S. dollars.

The following table sets out for each period indicated: (i) the daily exchange rate in effect at the end of the period; (ii) the high and low daily exchange rates during such period; and (iii) the average daily exchange rates for such period, for one U.S. dollar, expressed in Canadian dollars, as quoted by the Bank of Canada.

	Six months ended May 31, 2021	Year ended November 30, 2020
	CAD $	CAD $
End of period	1.2072	1.2732
High	1.2828	1.4496
Low	1.2051	1.2718
Average	1.2523	1.3415

On July 22, 2021, the daily exchange rate as quoted by the Bank of Canada was US $1.00 = CAD $1.2567.

THERATECHNOLOGIES INC.

The Corporation

Theratechnologies was incorporated under Part IA of the Companies Act (Québec) (the “CAQ”) on October 19, 1993 under the name Theratechnologies Inc. On February 14, 2011, the CAQ was abrogated and replaced by the QBCA, and companies governed by Part IA of the CAQ such as the Corporation became business corporations governed by the QBCA. Accordingly, the Corporation did not have to file articles of continuation or amend its existing corporate articles. The QBCA was applicable immediately without having to complete any formalities.

Theratechnologies is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. The Corporation’s overall business strategy is to grow revenues from its existing and future assets in North America and Europe and to develop its portfolio of complementary products, compatible with the Corporation’s expertise in drug development and its commercialisation know-how.

The Corporation has two approved medicines for people living with human immunodeficiency virus (“HIV”), namely EGRIFTA SV® in the United States and Trogarzo® in the United States, in the European Union, and in the United Kingdom. Our initial product, EGRIFTA®, is commercially available in Canada, but sales of this product in this country are not material to our business. Trogarzo® is currently commercially available in Germany. The Corporation expects to launch Trogarzo® in key additional European countries later in 2021 and in 2022. Trogarzo® will be launched on a country-by-country basis across Europe as it gains public reimbursement in each such country. The Corporation has a sales and marketing infrastructure to commercialize its products in the United States and Europe. The Corporation has also obtained regulatory approval of Trogarzo® in Israel and is currently working to secure pricing and reimbursement.

EGRIFTA SV® (tesamorelin for injection) is a new formulation of EGRIFTA® which was originally approved by the FDA in November 2010 and was launched in the United States in January 2011. EGRIFTA SV® was approved by the FDA in November 2018, was launched in 2019, and has now replaced EGRIFTA® in such country. EGRIFTA SV® is indicated for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and, unlike EGRIFTA®, can be kept at room temperature comes in a single vial and has a higher concentration resulting in a smaller volume of administration

Tesamorelin, the active ingredient in EGRIFTA SV®, is designed to increase endogenous growth hormone secretion and is the foundation for its potential use for the treatment of NASH in the general population. Tesamorelin has a well-established safety profile, with more than 10 years of product history in HIV lipodystrophy. See “Research and Development – NASH”.

Trogarzo® was the first HIV treatment approved with a new mechanism of action in more than 10 years. The treatment is infused every two weeks. It is the first in a new class of antiretrovirals (“ARV”) and is a long-acting ARV therapy in heavily treatment-experienced adult HIV-infected patients when used in combination with other ARVs that can lead to an undetectable viral load. Trogarzo® was approved by the FDA in March 2018 for the treatment of human immunodeficiency virus type 1 (HIV-1) infection in heavily treatment-experienced adults with multidrug resistant (MDR) HIV-1 infection failing their current antiretroviral regimen. Trogarzo® was also approved by the European Medicines Agency (EMA) in September 2019 for the treatment of adults infected with MDR HIV-1 for whom it is otherwise not possible to construct a suppressive antiviral regimen.

The Corporation also has a promising pipeline of investigational medicines in areas of high unmet needs, including NASH, oncology and HIV. See “Research and Developments”.

The Corporation will also continue to assess the market for potential product acquisitions or in-licensing transactions that would be complementary to its expertise and allow for leveraging its current infrastructure.

Research and Development

NASH

The Corporation’s plan is to initiate a Phase 3 clinical trial evaluating the effect of tesamorelin for the treatment of non-cirrhotic NASH with fibrosis in the general population based on a Phase 2 clinical study, reviews of scientific evidence and of the FDA and EMA guidelines, discussions with scientific advisors and the feedback from regulatory agencies. The Corporation plans on using the F8 for the conduct of this Phase 3 clinical trial and, potentially, the multi-dose pen injector currently under development. The Phase 3 clinical trial is designed to support potential accelerated and subsequent full approvals in the United States.

The scientific evidence relied upon by the Corporation ensues from results from an investigator-initiated randomized, double-blind, multicenter study assessing the effect of tesamorelin on liver fat and histology in people living with HIV with NAFL or NASH conducted at Massachusetts General Hospital (“MGH”). These results were published in October 2019 in The Lancet HIV Journal. For more details on the study, see “Our Business—Research and Development Activities” section in the AIF. This publication followed prior data published in the Journal of Clinical Endocrinology and Metabolism showing that tesamorelin significantly reduced visceral (ectopic) adipose tissue in the non-HIV obese populations.

In the study conducted at MGH, liver biopsies revealed that 43% of patients had liver fibrosis and 33% had NASH with a score of 2.7. Fourteen (14) patients were discontinued from the study. A total of 61 patients received 2 mg of tesamorelin daily or an identical placebo for a period of 12 months. The primary endpoint of the study was a change in hepatic fat fraction. After 12 months of treatment, liver fat in patients on tesamorelin had decreased by 32% while it had increased by 5% in placebo patients, from the baseline (p=0.02), amounting to a 37% relative reduction in liver fat. Furthermore, 35% of patients in the tesamorelin group returned to liver fat values below 5% in comparison to only 4% of patients on placebo (p=0.007). The study concluded that only 10.5% of patients in the tesamorelin group experienced the progression of liver fibrosis compared to 37.5% in patients receiving a placebo (p=0.04). Exploratory analyses showed that inflammation and ballooning improved in more patients treated with tesamorelin than in those treated with a placebo and worsened in more patients treated with a placebo than in those who received tesamorelin. The safety profile of tesamorelin in this study was comparable to that observed in HIV patients with lipodystrophy. This study has demonstrated increased gene expression related to oxidative phosphorylation, decreased gene expression involved in inflammation, tissue repair and cell division and improved gene expression related to hepatic carcinoma prognosis. Tesamorelin, compared to placebo, decreased proteins related to immune pathways (cytotoxic T-cell and monocyte activation) and also suppressed key angiogenic, fibrogenic, and proinflammatory mediators. Growth hormone axis augmentation with tesamorelin led to hepatic changes that reflected an overall return to liver health (healthier hepatocytes).

The United States Patent and Trademark Office (“USPTO”) issued US Patent 10,799,562 to MGH relating to the treatment of hepatic disease using growth hormone releasing hormone or analogues thereof which is scheduled to expire in 2040. This patent application claims, among other things, a method for the treatment of NAFLD or NASH in a patient via the administration of tesamorelin. The USPTO also issued US Patent 10,946,073 to MGH relating to a method for preventing or delaying the onset of liver fibrosis or reducing liver fibrosis or its progression in a subject suffering from NAFLD or NASH. This patent is scheduled to expire in 2040 as well. Theratechnologies has an exclusive license with the MGH to these patents.

Theratechnologies submitted its IND application to the FDA on November 18, 2020 proposing the development of tesamorelin for the treatment of NASH in the general population in a Phase 3 clinical trial. The Corporation received a “Study May Proceed” letter from the FDA for its IND application in January 2021. The letter contained a recommendation that the Corporation requests a meeting to discuss the questions and comments contained in such letter to address certain aspects of the proposed trial design to ensure alignment with the agency’s expectations with NASH trials. The Corporation recently held its meeting with the FDA. See “Recent Developments – Research and Development – NASH” below.

The U.S. market is expected to represent a significant and growing opportunity in general population NASH. The Corporation estimates that the number of NASH cases is projected to increase by 63% from 16.5 million patients in 2015 to 27 million patients in 2030. Out of these numbers, it is projected that the number of patients with fibrosis scores of 2 and 3 was around 5.4 million in 2015 and will be around 10.6 million in 2030.

Oncology

The Corporation is currently developing a platform of new proprietary peptides for cancer drug development targeting sortilin (“SORT1”) receptor called SORT1+ TechnologyTM. SORT1 is a receptor that plays a significant role in protein internalization, sorting and trafficking. It is highly expressed in cancer cells compared to healthy tissue making it an attractive target for cancer drug development. Expression has been demonstrated in, but not limited to, ovarian, triple-negative breast, endometrial, skin, small cell and non-small cell lung, colorectal and pancreatic cancers. Expression of SORT1 is associated with aggressive disease, poor prognosis and decreased survival. It is estimated that the SORT1 receptor is expressed in 40% to 90% of cases of endometrial, ovarian, colorectal, triple-negative breast and pancreatic cancers.

The Corporation’s innovative peptide-drug conjugates (“PDCs”) generated through our SORT1+ TechnologyTM demonstrate distinct pharmacodynamic and pharmacokinetic properties that differentiate them from traditional chemotherapy. In contrast to traditional chemotherapy, the Corporation’s proprietary PDCs are designed to enable selective delivery of certain anti-cancer drugs within the tumor microenvironment, and more importantly, directly inside SORT1 cancer cells. Commercially available anticancer drugs, like docetaxel, doxorubicin or tyrosine kinase inhibitors are conjugated to our PDC to specifically target SORT1 receptors. This could potentially improve the efficacy and safety of those agents.

The Corporation has also completed various preclinical in vivo research and development activities using TH1902 and TH1904. In preclinical data, the Corporation’s lead investigational PDC, TH1902, derived from the SORT1+ TechnologyTM, has shown to improve anti-tumor activity and reduced neutropenia and systemic toxicity compared to traditional chemotherapy. In addition, TH1902 has shown to bypass the multidrug resistance protein 1 (MDR1; also known as P-glycoprotein), one of the mechanisms of chemotherapy drug resistance. TH1902 also demonstrated activity in preclinical models against the formation of vasculogenic mimicry, another mechanism associated with cancer resistance. TH1902 combines our proprietary peptide to the cytotoxic drug docetaxel.

When compared to the use of docetaxel alone, results obtained from preclinical in vivo research and development work using TH1902 showed similar tumor stabilization or regression in colorectal, pancreatic and endometrial cancers as that shown in triple-negative breast cancer and ovarian cancer despite variance in the formulation used. In addition, in vivo preclinical toxicity data have demonstrated that TH1902 could be administered at three times the maximum tolerated dose of docetaxel alone.

Based on the foregoing results, the Corporation filed an IND application to the FDA on December 6, 2020, proposing the development of TH1902 in a Phase 1 clinical trial. The proposed Phase 1 clinical trial design includes a Part A dose escalation study to evaluate the safety, pharmacokinetics, the maximum tolerated dose (“MTD”) and preliminary anti-tumor activity of TH1902 administered once every three weeks in patients with advanced solid tumors refractory to available anti-cancer therapies. Once the MTD is determined, it is expected that a total of 40 additional patients will be enrolled in a Part B study to evaluate the potential anti-tumor activity of TH1902 in patients with endometrial, ovarian, colorectal, triple-negative breast and pancreatic cancer. On February 4, 2021, the FDA granted fast track designation to TH1902 as a single agent for the treatment of patients with sortilin positive recurrent advanced solid tumors that are refractory to standard therapy. The Corporation has retained the services of a contract research organization to assist it with the conduct of its Phase 1 clinical trial. On March 24, 2021, the Corporation confirmed that a first patient received a dose of TH1902. The Corporation expects to obtain interim safety and efficacy information from the Phase 1 Part A study in the fourth quarter of calendar year 2021. See “Recent Developments – Oncology.

Preclinical work on TH1904, another PDC derived from the SORT1+ TechnologyTM, is still ongoing. TH1904 is conjugated to the cytotoxic drug doxorubicin.

HIV

In 2020, the Corporation completed work on the development of the F8 which, based on internal studies, is bioequivalent to the original commercialized formulation of EGRIFTA®. The Corporation anticipates filing a supplemental Biologics License Application (a “sBLA”) for the F8 in early 2022. The F8 has a number of advantages over the current formulation of EGRIFTA SV®: (i) it is twice as concentrated resulting in a smaller volume of administration; and (ii) it is intended to be presented in a multidose vial that would be reconstituted once per week. Similar to the current formulation of EGRIFTA SV®, the F8 would be stable at room temperature, even once reconstituted. The F8 is patent protected in the U.S. until 2033 and until 2034 in major European countries.

The Corporation is currently working on the development of a multi-dose pen injector to be used in conjunction with the F8 and the Corporation intends to seek marketing approval of the pen in the same sBLA as that of the F8 for use in HIV-associated lipodystrophy and, potentially, for its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH.

In addition, the TMB-302 study evaluating an intravenous push administration of Trogarzo® for the treatment of human immunodeficiency virus type 1 (HIV-1) infection is now complete and an sBLA is expected to be filed with the FDA in the fourth quarter of 2021. The Corporation and TaiMed Biologics, Inc. are also planning to evaluate an intramuscular method of administration for Trogarzo® within the TMB-302 study and a protocol amendment has been submitted to the FDA

Recent Developments

Research and Development

NASH

On July 15, 2021, the Company announced that it had completed discussions with the FDA and the EMA regarding the Phase 3 clinical trial in NASH.

The finalized Phase 3 trial design is planned for a multicenter, randomized, double-blind, placebo-controlled two-part study designed to evaluate the safety and efficacy of tesamorelin in liver-biopsy confirmed patients with NAS score of at least 4 and stage 2 or 3 fibrosis. Part 1 of the study will include a total of approximately 1,100 patients (1:1, tesamorelin:placebo), including approximately 75 to 100 people living with HIV. A second liver biopsy will be performed after the first approximately 1,100 participants have completed 18 months of treatment. This should form the basis for filing an sBLA for an accelerated approval with the FDA.

The clinical trial will also include a futility analysis that would be conducted after the first approximately 400 patients have completed 18 months of treatment and have received a second liver biopsy. The futility analysis will provide a perfunctory review indicating if an early treatment effect with tesamorelin has been observed and will determine if the study should proceed as planned.

Following a potential sBLA approval, Part 2 of the trial will continue to enroll an additional approximately 1,800 patients (3:1, tesamorelin:placebo) to continue to measure clinical outcomes over a period of five years. A total of approximately 2,900 patients are expected to be enrolled. Part 2 will form the basis for filing an sBLA with the FDA for full approval.

Based on regulatory discussions, the final Phase 3 clinical trial design will result in higher costs than what the Corporation had previously estimated. As a result of the total cost of the Phase 3 clinical trial, the Corporation is now evaluating its options to best execute its late-stage development program, including seeking a potential partner. An external U.S.-based biopharma advisory firm has been retained to assist in identifying a potential partner. Partner identification and negotiations will alter the initiation of the Phase 3 clinical trial that was previously expected to begin in the third quarter of calendar year 2021.

Oncology

On June 21, 2021, the Company announced new preclinical in vivo findings on the anti-metastatic effect and tolerability of TH1902. These results demonstrated that TH1902 had better anti-metastatic activity when compared to docetaxel alone when administered at an equimolar concentration in a lung metastasis cancer model expressing the SORT1 receptor.

Corporate Information

The Corporation’s head office and principal place of business are located at 2015 Peel Street, Suite 1100, Montréal, Québec, Canada, H3A 1T8. Theratechnologies’ website address is www.theratech.com. Information contained on, or accessible from, the Corporation’s website is not incorporated by reference and does not constitute part of this Prospectus Supplement or the Base Shelf Prospectus.

RISK FACTORS

An investment in the Common Shares is subject to a number of risks that should be considered by prospective purchasers and their advisors.

Reference is made to Item 3 of the section entitled “Risk Factors” of the AIF which is incorporated by reference herein, as supplemented by the risk factors set out below. Prospective investors should carefully consider the risks described below and in the documents incorporated by reference herein, including the AIF, as well as any amendment or update to our risk factors reflected in subsequent filings with the SEC, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein, before purchasing the Common Shares. The risks and uncertainties described in this Prospectus Supplement and in the documents incorporated by reference herein, including the AIF, are those the Corporation currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Corporation has not yet identified or that the Corporation currently considers not to be material, actually occur or become material risks, the Corporation’s business, prospects, financial condition, results of operations and cash flows and consequently the price of the Common Shares could be materially and adversely affected. In all these cases, the trading price of the Common Shares could decline, and investors could lose all or part of their investment.

Risks Related to the Phase 3 Clinical Trial Evaluating Tesamorelin for the Treatment of NASH in the General Population

The conduct of the Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH in the general population will be costly and the Corporation has decided to secure additional resources, including finding a partner, prior to initiating such clinical trial, all of which will result in a postponement of the initiation of such trial. Although the Corporation has begun the search for a potential partner, there can be no assurance that a partner will be found or that a partnership agreement will be entered into on terms satisfactory to the Corporation. If a partner is not found, the Corporation will need to look for alternatives to secure additional resources but there can be no guarantee that the Corporation will secure such resources in an amount sufficient to initiate its Phase 3 clinical trial. Moreover, the Corporation has no meaningful Phase 2 clinical data evaluating tesamorelin for the treatment of NASH in the general population and any results obtained from the conduct of one Phase 3 clinical trial will have to show substantial evidence that tesamorelin is safe and effective for the treatment of NASH in the general population. Finally, the Corporation’s decision to design its Phase 3 clinical trial to meet the FDA’s primary endpoint may prevent the Corporation from seeking approval of tesamorelin for the treatment of NASH in the general population from the EMA since the primary endpoint for this agency is different from that of the FDA. If the Corporation is unable to secure additional resources to initiate its Phase 3 clinical trial, the conduct of such trial could be cancelled. Moreover, if the Corporation is unable to meet the endpoints of its Phase 3 clinical trial or does not receive approval for tesamorelin for the treatment of NASH in the general population, its potential long-term revenues, growth and prospects will be materially adversely affected.

The Corporation has recently held discussions with the FDA and the EMA to finalize its Phase 3 clinical trial design. As a result of such meetings, the trial design will result in higher costs than what the Corporation had previously estimated. The Corporation has decided to postpone the initiation of its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH in the general population until it can secure additional resources to execute its program and has initiated a search to find a partner for that purpose.

There can be no guarantee that the Corporation will be able to initiate its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH if it is unable to secure substantial additional resources, either from this Offering, a partnership or other means that it could resort to. In addition, the Corporation may not be able to find a partner to help with securing additional resources. Even if the Corporation finds a partner, the terms and conditions pursuant to which such partner may be interested in assisting the Corporation may not be suitable to the Corporation or may be unfavorable. Under such circumstances, the Corporation may decide to forego the search of a partner and turn to alternative sources of financing. If the Corporation is unable to secure additional resources, it may further postpone the initiation of its Phase 3 clinical trial until it can secure additional resources or may cancel its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH in the general population. If the Corporation is unable to, or does not proceed with, the development of tesamorelin for the treatment of NASH in the general population, it could have a material adverse effect on its potential long-term revenues, growth and prospects.

Even if the Corporation secures additional resources to initiate its Phase 3 clinical trial, there can be no guarantee that the FDA will approve tesamorelin for the treatment of NASH in the general population since the FDA recommended the Corporation to conduct a Phase 2 clinical trial to generate data resulting from the use of tesamorelin in patients suffering from NASH and since the Corporation must meet the primary endpoints set forth by the FDA in its guidelines. Given the lack of Phase 2 data resulting from the use of tesamorelin in patients suffering from NASH, the data from the Phase 3 clinical trial will have to demonstrate substantial evidence of the safety and effectiveness of tesamorelin for the treatment of NASH in the general population. In addition, even if the Corporation meets the primary endpoints of the clinical trial through the conduct of one Phase 3 clinical trial, the FDA could require the Corporation to conduct an additional study.

The Corporation has decided to design its Phase 3 clinical trial based on the FDA guidelines requiring it to demonstrate “NASH resolution and no worsening of fibrosis” as primary endpoints. This trial design does not follow the current EMA guidelines which require a sponsor to demonstrate both (i) NASH resolution and no worsening of fibrosis and (ii) improvement of fibrosis by one stage without worsening of NASH as primary endpoints. Therefore, even if the Corporation meets the primary endpoints for FDA purposes, the EMA may not approve tesamorelin for the treatment of NASH in this territory since the trial was not designed to demonstrate both endpoints.

If the Corporation is unable to obtain approval of tesamorelin for the treatment of NASH in the United States, this would have material adverse effects on its revenues, financial results and long-term growth and prospects. In addition, even if the FDA approves tesamorelin for the treatment of NASH, the lack of an approval in Europe will limit the Corporation’s ability to maximize its revenue growth potential, therefore potentially hampering its long-term growth and prospects.

Risks Related to the Development of TH1902 in Oncology

The development of TH1902 for the potential treatment of various types of sortilin-expressing cancers is still uncertain since results obtained from preclinical in vivo development work may not translate into human subjects. The goal of the Phase 1 clinical trial evaluating TH1902 is to determine the MTD that can be administered to human subjects and determine if any adverse side effects will be observed from the injection of TH1902 in human subjects. If the Corporation is unable to demonstrate similar results as obtained from its preclinical work, or if patients enrolled in the clinical trial are subject to serious adverse side effects, the Corporation may have to discontinue its Phase 1 clinical trial. Any interruption or halt in the Corporation’s Phase 1 clinical trial would materially adversely affect the development of its SORT1+ TechnologyTM platform, reduce its pipeline of drug candidates and could materially adversely affect its long-term growth and prospects.

Clinical failure can occur at any stage of clinical development. The Corporation’s Phase 1 clinical trial may not replicate results obtained from its preclinical in vivo work and we may not be able to determine the MTD into human subjects as a result of difficulty in enrolling patients, patients’ responsiveness to TH1902’s serious adverse side effects or patients deaths.

TH1902 is being developed as potential treatment for severe, various life-threatening cancers that express SORT1 receptor. The Phase 1 clinical trial will be conducted with patients that are more prone than healthy subjects to exhibit certain diseases or adverse events. Some of these patients face life-threatening situations and may die during our Phase 1 clinical trial. Although the Corporation does not expect patients to have serious adverse side effects from the administration of TH1902, it may become difficult to discern whether certain events or symptoms observed in certain patients are directly related to TH1902. In the event of the death of a patient, the Corporation may have to suspend its Phase 1 clinical trial to determine whether such patient’s death is associated with the administration of TH1902. The suspension period could be lengthy since an investigation will need to be conducted to determine its causation. In the event the death of a patient is found not to be associated with TH1902, which would lead to the continuation of the Phase 1 clinical trial, the FDA may nonetheless require that the Corporation amend its Phase 1 clinical trial design by imposing various safety measures, the effect of which would be to increase its costs. In addition, the Corporation may have difficulty enrolling additional patients to resume the trial as a result of such death. The amendment of a Phase 1 clinical trial design, the obligation to add additional safety measures or the difficulty in enrolling additional patients would cause delays and increase the costs associated with the Corporation’s Phase 1 clinical trial. If the death of a patient is found to be related to TH1902, the Corporation may have to halt or completely cease its Phase 1 clinical trial which could lead to the abandonment of the development of our SORT1+ TechnologyTM platform. The abandonment of the development of the Corporation’s SORT1+ TechnologyTM platform would reduce its pipeline of drug candidates and could materially adversely affect its long-term growth and prospects.

Risks Related to the Conduct of Clinical Trials

The conduct of clinical trials is subject to a variety of risks, many of which can be beyond the control of the Corporation forcing it to delay the initiation or conduct of clinical trials or forego same.

The beginning or completion of clinical trials may be delayed or prevented for several reasons, including, among others:

•	Negative results from the Corporation’s clinical trial resulting in a failure to meet the endpoints of its clinical trial;

•

Delays in reaching or failing to reach agreement on acceptable terms with clinical study sites, the terms of which can be subject to considerable negotiation and may vary significantly among different study sites;

•	Any breach of the terms of any contract research organization agreement by us or by our third-party suppliers that have responsibility to assist us with the conduct of our clinical trials;

•	Inadequate quantity or quality of the active pharmaceutical ingredient or other materials necessary to conduct clinical trials;

•

Challenges in recruiting and enrolling patients to participate in clinical trials, such as the proximity of patients to study sites, eligibility criteria to be included in a clinical trial, the nature of a clinical trial and the competition from other clinical study programs for the treatment of similar diseases as those the Corporation may seek to treat;

•	Severe or unexpected adverse drug effects experienced by patients;

•

Regulatory agencies requiring a sponsor to conduct additional clinical studies prior to approving a new drug application, an sBLA, or the equivalent thereof in other jurisdictions after review of Phase 3 clinical trial results;

•

Regulatory agencies may disagree with a sponsor ’s interpretation of data resulting from its Phase 3 clinical trials, or may change the requirements for approval even after they have approved the sponsor’s Phase 3 clinical trial design; and

•

Difficulties in retaining patients who have enrolled in a sponsor’s Phase 3 clinical trial but who may be prone to withdraw due to rigours of the clinical trial, lack of efficacy, side effects, personal issues or loss of interest.

In addition, clinical studies may also be delayed or terminated as a result of ambiguous or negative interim results. A sponsor may decide to suspend or terminate its clinical trial, or regulatory agencies could order a sponsor to do so for several reasons, including, among others:

•	Failure to conduct the clinical trial in accordance with the regulatory requirements of a sponsor’s study protocol; and

•

Inspections of the clinical study operations or study sites by regulatory agencies that would reveal deficiencies or violations requiring a sponsor to undertake corrective actions (to the extent any are available).

If the Corporation incurs any delay in the conduct of a clinical trial or decides to suspend or terminate such trial, this could materially adversely affect the business prospects of the Corporation and its potential long-term revenues derived from the potential sale of its drug candidates. Any delay or suspension of a clinical trial may also adversely impact the duration of the protection afforded by the issuance of patents covering the drug candidate subject to such clinical trial and lead to earlier entries of competitors in the market.

Risks Related to the Approval of the F8

Regulatory agencies have not approved the F8 as being bioequivalent to the Corporation’s original commercialized formulation of tesamorelin. Under such circumstances, the Corporation may have to conduct additional clinical studies to prove the bioequivalence of the F8 against the original formulation, resulting in additional spending and delays in the use of the F8.

The Corporation has conducted studies to assess the bioequivalence of the F8 against the original 1 mg/vial commercialized formulation of tesamorelin (“F1”). These studies were conducted based on the current FDA regulation to show the bioequivalence of formulations. The Corporation has not filed a sBLA with the FDA seeking the approval of the F8 for commercial use and does not contemplate making such filing before 2022.

In addition, the Corporation has not manufactured validation batches of the F8 and is therefore currently unable to determine whether the manufacturing process will be stable and allow the commercial use of the F8, even if approved by the FDA as being bioequivalent to the F1.

If the FDA does not approve the F8 as being bioequivalent to the F1, the Corporation would have to conduct additional testing using the F8 which would delay the time by which the Corporation could commercialize the F8 and which would require the Corporation to incur additional capital expenditures, all of which could adversely affect the Corporation’s financial condition or results of operations. Furthermore, the non-approval of the F8 would prevent the Corporation from using the multi-dose pen injector that is currently under development.

Risks Related to the Development of a Multi-Dose Pen Injector

The development of a multi-dose pen injector for the F8 is risky, and its commercial use is subject to the approval of regulatory agencies. There can be no guarantee that the development of the multi-dose pen injector will be successful or, even if successful, that it will be approved for commercial use by regulatory agencies. The failure to obtain approval of the multi-dose pen injector using the F8 could reduce the Corporation’s competitive advantage vis-à-vis other potential medicine for the treatment of NASH in the general population and also result in lower sales of tesamorelin approved for the treatment of lipodystrophy in HIV patients.

The Corporation has undertaken through third-party service providers the development of a multi-dose pen injector for the F8. Although the pen is already used with other drugs, some development is required to adapt its delivery system to the F8 dosing. The development of a device is complex, subject to failure, and there can be no guarantee that it will result in an approved drug-device for commercial use. Any issues encountered in developing such pen could delay its use in the development of tesamorelin for the treatment of NASH in the general population and reduce the likelihood of such device being approved for use in the treatment of NASH in the general population. Consequently, the Corporation could have to conduct additional clinical trials using the device and incur unplanned capital expenditures, thereby affecting the financial condition of the Corporation.

The Corporation could lose its competitive advantage vis-à-vis other potential medicine for the treatment of NASH in the general population if it is unable to develop or obtain approval of a multi-dose pen injector for its F8. The Corporation could also reduce the potential growth of its tesamorelin related-franchise for the treatment of HIV-associated lipodystrophy if it is unable to introduce a multi-dose pen injector using the F8 for the treatment of such disease. Any delays in getting the multi-does pen injector approved, or the non-approval thereof, will have a material adverse effect on the Corporation’s sales growth, financial results and business prospects.

Finally, the development of the multi-dose pen injector relies on agreements with single third-party service providers and exposes the Corporation to the risks faced by these third-party service providers, such as failure by these third parties to comply with applicable laws, the loss of their operating licenses, the loss of key personnel, a shutdown of their facilities as a result of financial condition, COVID-19 or other force majeure issues, as well as their failure to perform their contractual obligations under the agreements with the Corporation. The occurrence of any of those instances would have a material adverse effect on the Corporation’s business, results of operations and financial condition.

Risks Related to the Corporation’s Financial Results

If actual future payments for allowances for discounts, returns, rebates and chargebacks exceed the estimates the Corporation made at the time of the sale of its products, its financial position, results of operations, and cash flows may be negatively impacted.

Pursuant to the Corporation’s accounts and revenue recognition policies, the product revenue recognized quarter over quarter by the Corporation is net of estimated allowances for discounts, returns, rebates and chargebacks. Such estimates require subjective and complex judgment due to the need to make estimates about matters that are inherently uncertain. Based on industry practice, pharmaceutical companies, including the Corporation, have liberal return policies, sometimes making it difficult to estimate the timing and amount of expected revenues.

A chargeback is the difference between the price the wholesaler pays the Corporation (wholesale acquisition cost) and the price that the wholesaler’s customer pays for the Corporation’s product (contracted customer). The Corporation’s products were subject to certain programs with federal government qualified entities whereby pricing on products is discounted to such entities and results in a chargeback claim to the Corporation, or for the Corporation to bill certain qualifying Public Health Service end-users at government-mandated pricing. To the extent that the Corporation’s sales to discount purchasers, such as federal government qualified entities, increases, chargeback claims will also increase. There may be significant lag time between the Corporation’s original sale to the wholesaler and the Corporation’s receipt of the corresponding government chargeback claims from the Corporation’s wholesalers.

The Corporation’s products are subject to state government-managed Medicaid programs, whereby rebates for purchases are issued to participating state governments. These rebates arise when the patient treated with the Corporation’s products is covered under Medicaid. The Corporation’s calculations require the Corporation to estimate end-user and patient mix to determine which of its sales will likely be subject to these rebates. There is a significant time lag in the Corporation receiving these rebate notices (generally several months after its sale is made). The Corporation’s estimates are based on its historical claims from participating state governments, as supplemented by management’s judgment.

Although the Corporation believes that it has sufficient allowances, actual results may differ significantly from its estimated allowances for discounts, returns, rebates and chargebacks. Changes in estimates and assumptions based upon actual results may have a material impact on its financial condition, results of operations and cash flows. Such changes to estimates will be made to the financial statements in the period in which the estimate is changed. In addition, the Corporation’s financial position, results of operations and cash flows may be negatively impacted if actual future payments for allowances, discounts, returns, rebates and chargebacks exceed the estimates the Corporation made at the time of the sale of its products.

Risks Relating to Negative Cash Flow from Operations

The Corporation has negative cash flow from its operating activities and the Corporation will require additional funding until it is able to generate positive cash flow from its operations.

During the fiscal year ended November 30, 2020 and November 30, 2019, the Corporation had negative cash flow from operating activities of $13,554,000 and $3,391,000 respectively. A significant portion of the net proceeds of the Offering will be used to initiate the Phase 3 clinical trials using tesamorelin for the treatment of NASH in the general population, described under “Theratechnologies Inc. – Research and Development – NASH”, and complete its planned Phase 1 clinical trial using TH1902 as described under “Theratechnologies Inc. – Research and Development – Oncology”. Based on its current plans, the Corporation believes that the net proceeds from this Offering, together with its existing cash, cash equivalents, short-term investments, and cash flow generated from its commercial activities, will be sufficient to fund its planned operations. However, there can be no guarantee that such financial resources will be sufficient or that changes to current plans will not require additional financial resources to fund the Corporation’s operations. Until the Corporation is able to generate positive cash flow from operations, its ability to finance its operations will be dependent on its ability to obtain additional external financing and ultimately on generating future profitable operations. See “We did not generate a profit from our operation in the last fiscal year and there can be no guarantee that we will achieve consistent profitability.”, “We may not be able to generate sufficient cash from our operating activities to service our debt obligations.”, and “We may require additional funding and may not be able to raise the capital necessary to fund all or part of our capital requirements.” under the heading “Risk Factors” of the AIF.

Risks Related to the COVID-19 Pandemic

The COVID-19 pandemic may continue to affect the Corporation’s operations and results.

The outbreak of COVID-19, and any other outbreaks of contagious diseases or other adverse public health developments, could have a material adverse effect on the Corporation’s operations, financial condition, liquidity, results of operations, and cash flows. The outbreak of COVID-19 has resulted in governmental authorities implementing numerous measures to try to contain the pandemic, such as travel bans and restrictions, quarantines, shelter in place orders, increased border and port controls and closures, and shutdowns. Although some governmental authorities have started relaxing some of their restrictions, there remains considerable uncertainty regarding such relaxed measures on the effects of the pandemic as well as potential future measures that may be implemented. Reinstating strict measures could limit the access current and future patients could have to the Corporation’s products and the recruitment of patients for the conduct of the Corporation’s clinical trials.

Since the onset of the COVID-19 pandemic, certain of the Corporation’s office personnel have been working remotely, including the Corporation’s contractual sales force and medical science liaison personnel, and may continue to do so, which could disrupt to a certain extent the Corporation’s management, business, finance and financial reporting teams. As such, the Corporation’s operations, particularly in areas of increased COVID-19 infections, could be disrupted and could materially adversely impact the Corporation’s operations and results.

The COVID-19 pandemic has significantly increased economic and demand uncertainty throughout North America and Europe. The COVID-19 pandemic has caused disruption and volatility in the global capital markets, which, depending on further developments, could impact the Corporation’s capital resources and liquidity in the future, including the availability of financing on attractive terms, if at all.

The extent to which COVID-19 could impact the Corporation’s operations, financial condition, liquidity, results of operations, and cash flows is still highly uncertain and will depend on future developments, including the success of the vaccination campaigns led by governmental authorities and the success of mitigation measures effected by the Corporation to date and those which may be taken by it in the future. Such developments may include the geographic spread and duration of COVID-19, the severity of the disease and the actions that may be taken by various governmental authorities and other third parties in response to the pandemic.

Risks Related to this Offering

The market price of the Common Shares may be volatile after this Offering, and you could lose a significant part of your investment.

The Corporation’s Common Shares are listed on the TSX and have also been listed on the Nasdaq since October 10, 2019. The market price of the Common Shares on the Nasdaq and the TSX has fluctuated immensely in the past and the Corporation expects the market prices to fluctuate in the future, and such prices may decline. For example, since the Corporation’s listing of its Common Shares on Nasdaq to July 22, 2021, the Corporation’s closing share price on the TSX has ranged from a low of US $1.33 to a high of US $4.25. Consequently, you may not be able to sell the Common Shares at prices equal to or greater than the price paid by you in this Offering. In addition to the risks described above, the market price of the Common Shares may be influenced by many factors, some of which are or may be beyond the Corporation’s control, including:

•	actual or anticipated variations in the Corporation’s operating results and/or research and development activities;

•	announcements by the Corporation or the Corporation’s competitors of significant contracts or acquisitions;

•	additions and departures of key personnel;

•	announcement or expectation of additional financing efforts;

•	changes in accounting principles;

•	changes in the general market and economic conditions;

•	future sales of the Common Shares;

•

the failure of financial analysts to initiate or maintain coverage of the Common Shares after this Offering, changes in financial estimates by financial analysts, or any failure by the Corporation to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow the Common Shares or the shares of the Corporation’s competitors; and

•	investor perceptions of the Corporation and the industry in which the Corporation operates.

In addition, stock markets, in general, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of the Common Shares, regardless of the Corporation’s operating performance. Dual listing of the Common Shares on the Nasdaq and the TSX may increase share price volatility on both exchanges because trading is in the two markets, which may result in less liquidity on both exchanges. In addition, different liquidity levels, volumes of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has sometimes been instituted against these companies. This litigation, if instituted against the Corporation, could adversely affect the financial condition or results of operations of the Corporation.

The Common Shares offered hereby will be sold in “at-the-market” offerings, and investors who buy Common Shares at different times will likely pay different prices

Investors who purchase Common Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Corporation will have discretion, subject to market demand, to vary the timing, prices, and numbers of Common Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Common Shares as a result of share sales made at prices lower than the prices they paid. Moreover, if the prevailing market price for the Common Shares declines, then the Corporation will be able to issue more Common Shares under the Offering and investors may suffer greater dilution.

Net Proceeds to the Corporation From the Offering

There is no certainty that US $50,000,000 will be raised under the Offering. The Agent has agreed to use commercially reasonable efforts to sell the Common Shares when and to the extent requested by the Corporation, but the Corporation is not required to request the sale of any minimum number of Common Shares qualified under this Prospectus Supplement and, if it requests a sale, the Agent is not obligated to purchase any Common Shares that are not sold. As a result, the Corporation may raise substantially less than the maximum total Offering amount or none at all.

Return on Investment Risk

There is no guarantee that an investment in the Common Shares will earn any positive return in the short or long term. No dividends on the Common Shares have been paid to date. A purchase of Common Shares under the Offering involves a high degree of risk and should be undertaken only by investors whose financial resources, portfolio objectives and appetite for risk are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

Sales of substantial amounts of the Common Shares in the public market, or the perception that these sales may occur, could cause the market price of the Common Shares to decline.

Sales of substantial amounts of the Common Shares in the public market, or the perception that these sales may occur, could cause the market price of the Common Shares to decline. This could also impair the Corporation’s ability to raise additional capital through the sale of its equity securities. Under the Corporation’s Articles of Incorporation, as amended (the “Articles”), the Corporation is authorized to issue an unlimited number of Common Shares. The Corporation may issue additional Common Shares, preferred shares or securities convertible into Common Shares, which may dilute existing shareholders, including purchasers of the Common Shares offered hereby. The Corporation may also issue preferred shares or debt securities that have priority over holders of Common Shares with respect to dividend rights or rights of payment in the event of the Corporation’s insolvency or winding-up. Shareholders will have no pre-emptive rights in connection with any such further issuances. The Board of Directors of the Corporation has the discretion to determine the price, designation, rights, privileges, restrictions and conditions attached to any series of preferred shares or any debt securities and the price and terms for any further issuances of Common Shares. The Corporation cannot predict the size of future issuances of its Common Shares or any preferred shares or debt securities, or the effect, if any, that future sales and issuances of securities would have on the market price of its Common Shares.

The Corporation will have broad discretion in the use of proceeds.

The Corporation will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of any expenditures. See “Use of Proceeds”. As a result, a purchaser of Common Shares offered hereby will be relying on the judgment of the Corporation’s management with respect to the application of the net proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation’s financial performance and financial condition may be adversely affected and the trading price of the Common Shares could be adversely affected.

As a “foreign private issuer”, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to the Corporation’s shareholders.

The Corporation is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act, and is permitted, under the MJDS adopted by the United States and Canada, to prepare its disclosure documents filed under the U.S. Exchange Act in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation will not file the same reports that a U.S. domestic issuer would file with the SEC, although under the MJDS the Corporation will be required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the officers, directors, and principal shareholders of the Corporation are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when the officers, directors and principal shareholders of the Corporation purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a “foreign private issuer”, the Corporation is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a “foreign private issuer”, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Corporation discloses the requirements it is not following and describes the Canadian practices it follows instead. The Corporation relies on this exemption. As a result, the shareholders of the Corporation may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

The Corporation is governed by the corporate and securities laws of Canada, which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.

The Corporation is governed by the QBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Corporation’s charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Corporation by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the QBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Corporation’s articles) the QBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the QBCA, holders of 10% or more of the Corporation’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of the Corporation’s shares or assets.

A non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold the Common Shares may be imposed by the Competition Act (Canada). This law permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in the Corporation. Otherwise, there are no limitations either under the laws of Canada or in the Articles on the rights of non-Canadians to hold or vote the Common Shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to the Corporation’s shareholders.

In addition, the Corporation’s shareholder rights plan entitles a rights holder, other than a person or group holding 20% or more of its Common Shares, to subscribe for additional Common Shares at a discount of 50% to the market price at that time, subject to certain exceptions.

As the Corporation is a Canadian corporation and some of its directors and officers are resident in Canada, it may be difficult for United States shareholders to effect service on the Corporation or to realize on judgments obtained in the United States.

The Corporation is incorporated under the laws of the Province of Québec with its principal place of business in Québec, most of its directors and officers are residents of Canada, some or all of the experts named in this prospectus are residents of Canada, and all or a substantial part of the Corporation’s assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Corporation or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Corporation or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. In addition, it may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Common Shares through the Agent in an “at-the-market distribution” or “at the market offering” will represent the gross proceeds after deducting the compensation payable to the Agent under the Sales Agreement and expenses of the distribution. The Agent will receive a cash fee equal to three percent (3.0%) of the gross proceeds realized from the sale of our Common Shares for services rendered in connection with the Offering. We estimate the total expenses of the Offering, excluding the fee paid to the Agent, will be approximately US $600,000.

The Corporation intends to use the net proceeds of this Offering, if any, primarily to fund research and development activities, commercialisation initiatives, general and administrative expenses, working capital needs and other general corporate purposes. These activities These activities include, among other things, the development of tesamorelin for the treatment of NASH in the general population and the completion of the Corporation’s clinical development program in oncology using TH1902 and other PDCs. See “Theratechnologies Inc. – Recent Developments – Research and Development”, “Theratechnologies Inc. – Research and Development – NASH”, and “Theratechnologies Inc. – Research and Development – Oncology”.

The Corporation had negative cash flow from operating activities for the fiscal year ended November 30, 2020 and November 30, 2019. To the extent that the Corporation has negative cash flow from operating activities in future periods, the Corporation may need to use a portion of the net proceeds from the Offering, if any, to fund such negative cash flow. The extent to which it will do so will depend on a number of factors, including the amount of funds raised under the Offering, the Corporation’s financial requirements at the time, the availability of other funds (including the availability of amounts under its credit facility) and the timing and size of any future offering of securities. See “Risk Factors – Risks Relating to Negative Cash Flow from Operations”.

The expected use of the net proceeds from the Offering set out above represents the Corporation’s intentions based upon its current plans and business conditions. The amounts and timing of the Corporation’s clinical and research and development expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the status, results and timing of the Corporation’s current clinical trials and clinical trials the Corporation may commence in the future, the product approval process with applicable regulatory agencies, any collaborations the Corporation may enter into with third parties and any unforeseen cash needs. The Corporation could use its capital resources sooner than it currently expects. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

Moreover, the Corporation’s estimates of the costs to fund its clinical trials are based on the current designs of such clinical trials. If the Corporation were to modify the design of any of these trials, for instance, to increase the number of patients in the trials or the monitoring procedures involved in the trials, its costs to fund such trials could increase. As a result, the Corporation cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that it will actually spend on the uses set forth above. Accordingly, management of Theratechnologies will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of the Corporation’s management regarding the application of the net proceeds of this Offering. See “Risk Factors”.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of the Corporation, on a consolidated basis, since May 31, 2021, being the date of the most recently-filed unaudited interim consolidated financial statements of the Corporation. The following table sets out the Corporation’s consolidated capitalization as at May 31, 2021. The table should be read in conjunction with the unaudited interim consolidated financial statements of the Corporation for the three and six month periods ended May 31, 2021, along with the related notes thereto and the associated management’s discussion and analysis incorporated by reference in this Prospectus Supplement.

May 31, 2021
(in thousands of US $)
Other obligations(1)	4,863
Lease liabilities (including current portion)	2,918
Convertible unsecured senior notes	53,291
Total loan capitalization	61,072
Share capital and warrants(2)	335,011
Equity component of convertible unsecured senior notes	4,457
Contributed surplus	12,336
Accumulated other comprehensive loss	(809)
Deficit	(315,833)
Total equity capitalization	35,162
Total capitalization	96,234

Notes:

(1)

Other obligations relate to milestone payments payable under the “Taimed” commercialization agreement. Note 12 to the consolidated financial statements for the fiscal year ended November 30, 2020, details other milestone payments potentially due if certain sales thresholds are met in the United States and European Union. These milestone payments will be recognized when the milestones become probable of being achieved.

(2)	Between June 1, 2021 and July 21, 2021, 100,000 options and 24,500 warrants were exercised and 124,500 common shares were issued for a cash consideration of $170,000.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of the close of business on July 22, 2021, there were 94,945,139 Common Shares and no preferred shares issued and outstanding. See the sections entitled “Share Capital”, “Description of Common Shares” and “Description of Preferred Shares” in the accompanying Base Shelf Prospectus.

PLAN OF DISTRIBUTION

The Corporation has entered into the Sales Agreement with the Agent under which we may issue and sell from time to time up to US $50,000,000 of our Common Shares through or to the Agent, as agent or principal. Common Shares having an aggregate Offering amount of up to US $50,000,000 are being offered under this Prospectus Supplement.

Sales of the Common Shares will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102 and “at the market offerings” as defined in Rule 415 under the U.S. Securities Act. Subject to the terms and conditions of the Sales Agreement and upon delivery of a placement notice from us, the Agent has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations, and the rules of the Nasdaq to sell such shares up to the amount specified. We will instruct the Agent as to the number of Common Shares to be sold by them from time to time. No Common Shares will be sold on the TSX or on other trading markets in Canada as at-the-market distributions. We may instruct the Agent not to the sell Common Shares if the sales cannot be effected at or above the price designated by us from time to time. We or the Agent may suspend the Offering of the Common Shares upon notice and subject to other conditions.

The Corporation will disclose the number and average price of the Common Shares sold under this Prospectus Supplement, as well as the gross proceeds, Agent’s Fees and net proceeds from sales hereunder in the Corporation’s public disclosure documents filed on SEDAR and EDGAR, for any periods in which sales of Common Shares occur. The Corporation or the Agent may suspend the offering of Common Shares upon proper notice and subject to the terms and conditions set forth in the Sales Agreement. A copy of the Sales Agreement is available electronically under the Corporation’s profile at www.sedar.com and on the SEC’s website at www.sec.gov.

In connection with the sale of the Common Shares on the Corporation’s behalf, the Agent will be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the compensation of the Agent will be deemed to be an underwriting commission or discount. The Corporation has agreed to provide indemnification and contribution to the Agent against, among other things, certain civil liabilities, including liabilities under the U.S. Securities Act.

Settlement for sales of Common Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales of Common Shares were made in return for payment of the gross proceeds (less the Agent’s fee) to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Common Shares will be settled through the facilities of The Depositary Trust Company or by such other means as the Corporation and the Agent may agree upon.

Fees and Commission

The Corporation will pay the Agent a commission, in cash, for its services in acting as Agent in the sale of its Common Shares. The Agent will be entitled to compensation at a fixed commission rate of three percent (3.0%) of the gross sales price per Common Share sold. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. Theratechnologies has also agreed to reimburse the Agent for certain specified expenses, including the fees and disbursements of its legal counsel, in an amount not to exceed US $75,000. The Corporation estimates that the total expenses for the Offering, excluding compensation and reimbursements payable to the Agent under the terms of the Sales Agreement, will be approximately US $600,000.

Termination Rights and Indemnification of the Agent

The offering of Common Shares pursuant to the Sales Agreement will terminate automatically upon any of the following occurrences: (i) the sale of all Common Shares qualified by this Prospectus Supplement or (ii) the effectiveness of this Prospectus Supplement has lapsed, being the date falling on the 25th month of the date of the Base Shelf Prospectus, that is December 15, 2021. However, if the maximum amount of gross proceeds of Common Shares to be sold hereunder has not been reached and the Corporation has filed with the regulatory authorities a new Canadian preliminary short form base shelf prospectus, together with a new prospectus supplement thereto relating to the offering of Common Shares contemplated hereunder, Theratechnologies and the Agent may agree in writing that the Sales Agreement continue to be effective and govern the offering of the Common Shares up to the amount of gross proceeds then remaining.

Either the Corporation or the Agent may terminate the Sales Agreement in their sole discretion at any time by giving written notice to the Agent or the Corporation, as applicable, such termination to be effective of the close of business on the date specified in such notice by the Agent or the Corporation, as the case may be.

Listing

The issued and outstanding Common Shares are currently listed on the TSX and the Nasdaq under the symbol “TH” and “THTX”, respectively. The TSX has conditionally approved the listing of Common Shares on the TSX subject to the Corporation fulfilling all of the listing requirements of the TSX. The Corporation has given notice of the listing of the Common Shares to the Nasdaq in accordance with the rules of that exchange.

Price Stabilization, Short Positions and Penalty Bids

No Agent, underwriter or dealer involved in the Offering, no affiliate of such an Agent, underwriter or dealer, and no person or Corporation acting jointly or in concert with such an Agent, underwriter or dealer may or will over-allot Common Shares in connection with the Offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The Agent and its affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, the Agent will not engage in any market making activities involving the Corporation’s Common Shares while the Offering is ongoing under this Prospectus Supplement. However, from time to time, the Agent and its U.S. affiliates may have effected transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Corporation’s equity securities, and may do so in the future.

PRIOR SALES

Common Shares

The following table sets out the issuance by the Corporation of Common Shares or securities that are convertible or exchangeable into Common Shares during the twelve months preceding the date hereof:

Date	Type of security	Number of securities	Issue/Exercise price per Common Share (in CAD unless otherwise indicated)
July 9, 2021	Common Shares(3)	20,000	US $	3,18
July 2, 2021	Common Shares(3)	1,500	US $	3,18
June 24, 2021	Common Shares(3)	3,000	US $	3,18
June 1, 2021	Common Shares(2)	100,000		$1.11
May 25, 2021	Common Shares(3)	7,050	US $	3,18
May 20, 2021	Common Shares(2)	100,000		$1.11
April 23, 2021	Common Shares(2)	100,000		$1.11
April 14, 2021	Common Shares(3)	12,500	US $	3,18
April 6, 2021	Common Shares(3)	17,750	US $	3,18
April 1, 2021	Common Shares(3)	1,500	US $	3,18
March 31, 2021	Common Shares(3)	61,150	US $	3,18
March 30, 2021	Common Shares(3)	15,000	US $	3,18
March 25, 2021	Common Shares(3)	41,800	US $	3,18
March 24, 2021	Common Shares(3)	1,850	US $	3,18
March 23, 2021	Common Shares(4)	481,928		$4.40
March 23, 2021	Common Shares(3)	1,500	US $	3,18
March 3, 2021	Common Shares(2)	100,000		$0.38
March 3, 2021	Common Shares(3)	37,300	US $	3,18
January 19, 2021	Units(1)	16,727,900	US $	2.75
January 7, 2021	Common Shares(2)	100,000		$0.38
November 27, 2020	Stock Options(2)	12,500	US $	2.35

Notes:

(1)	Units issued as part of a public offering pursuant to a prospectus supplement dated January 13, 2021.
(2)	Common Shares issued pursuant to the exercise of stock options under the Corporation’s current stock option plan.
(3)	Common Shares issued pursuant to the exercise of warrants issued as part of the public offering pursuant to a prospectus supplement dated January 13, 2021.
(4)

Common Shares issued in payment of the first milestone under the share purchase agreement made and entered into as of February 25, 2019 between the Corporation and all of the shareholders of Katana Biopharma Inc.

TRADING PRICE AND VOLUME

The issued and outstanding Common Shares are currently listed on the TSX and the Nasdaq under the symbol “TH” and “THTX”, respectively.

The following table sets out certain trading information for the Common Shares on the TSX for the periods indicated:

Calendar Period	Monthly High Price (in CAD)	Monthly Low Price (in CAD)	Monthly Volume
2020

Calendar Period	Monthly High Price (in CAD)	Monthly Low Price (in CAD)	Monthly Volume
July	$3.75	$2.61	2,636,900
August	$3.99	$3.14	2,946,000
September	$3.55	$2.86	2,257,000
October	$3.16	$2.43	2,235,200
November	$3.15	$2.47	1,636,000
December	$3.23	$2.68	1,778,455
2021
January	$4.16	$2.72	4,907,187
February	$4.13	$2.82	6,657,248
March	$4.98	$3.71	3,671,739
April	$5.34	$4.18	1,587,040
May	$4.60	$4.02	775,359
June	$4.83	$4.18	744,182
July (to July 22)	$4.85	$4.12	915,238

On July 22, 2021, being the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was CAD $4.47, as reported by the TSX.

The following table sets out certain trading information for the Common Shares on the Nasdaq for the periods indicated:

Calendar Period	Monthly High Price (in US)	Monthly Low Price (in US)	Monthly Volume
2020
July	$3.02	$2.34	2,024,700
August	$2.72	$2.13	2,993,700
September	$2.40	$1.83	1,935,400
October	$2.41	$1.86	1,674,900
November	$2.54	$2.09	2,812,100
December	$3.25	$2.13	7,883,300
2021
January	$3.25	$2.20	25,196,900
February	$3.99	$2.92	7,480,100
March	$4.25	$3.35	3,665,100
April	$3.82	$3.27	2,142,300
May	$3.95	$3.48	1,948,400
June	$3.96	$3.22	2,631,300
July (to July 22)	$3.58	$3.42	43,762

On July 22, 2021, being the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the Nasdaq was US $3.58, as reported by the Nasdaq.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Corporation, the following is, as of the date hereof, a summary of certain of the principal Canadian federal income tax considerations pursuant to the Tax Act that generally apply to a purchaser of Common Shares who, at all relevant times and for purposes of the Tax Act, acquires and holds the Common Shares as capital property and deals at arm’s length with the Corporation, the Agent and any subsequent purchaser of such Common Shares and is not affiliated with the Corporation or the Agent (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business or has acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market property rules” contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is or would be a “tax shelter investment” as defined in the Tax Act; or (iv) that makes or has made a “functional currency” reporting election under the Tax Act to determine its Canadian tax result in a currency other than Canadian currency; (v) that has entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, as defined in the Tax Act, with respect to the Common Shares; (vi) that is exempt from tax under Part I of the Tax Act; or (vii) that is a partnership. Such Holders should consult their own tax advisors with respect to an investment in Common Shares.

Additional considerations, not discussed in this summary, may apply to a Holder that is a corporation resident in Canada and is (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is), or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for the purposes of the Tax Act for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Common Shares.

This summary is based upon the current provisions of the Tax Act and its regulations in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and its regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Resident Holders

The following section of this summary only applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”).

Certain Resident Holders whose Common Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Common Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

Dividends received or deemed to be received on the Common Shares are required to be included in computing a Resident Holder’s income.

In the case of an individual (and certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules that apply in respect of “taxable dividends” received from “taxable Canadian corporations” (as each term is defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available in respect of “eligible dividends” designated by the Corporation to such Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends and deemed dividends as eligible dividends.

In general, in the case of a Resident Holder that is a corporation, dividends received or deemed to be received on the Common Shares will be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or as a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or “subject corporation” (each as defined in the Tax Act) generally will be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income.

Disposition of Common Shares

Upon a disposition (or a deemed disposition) of a Common Share (other than a disposition to the Corporation unless it occurs in the open market in the manner in which shares are normally purchased by members of the public in the open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Common Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Common Share, to the Resident Holder. For the purposes of determining the adjusted cost base to a Resident Holder of a Common Share acquired pursuant to this Offering the cost of such Common Share will be averaged with the adjusted cost base of any other Common Shares held by the Resident Holder as capital property at that time.

The Common Shares are denominated in U.S. dollars. In the event of a disposition or deemed disposition of a Common Share by a Resident Holder, the adjusted cost base of such Common Share to the Resident Holder and the proceeds of disposition of such Common Share will generally be converted to an amount expressed in Canadian currency, using the relevant exchange rate determined in accordance with the detailed rules in the Tax Act in this regard. Accordingly, Resident Holders may realize capital gains (or capital losses) by virtue of the fluctuation in the value of U.S. dollars relative to Canadian dollars in the event of such disposition or deemed disposition.

The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by such Resident Holder in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses incurred in a year in excess of taxable capital gains realized in the year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Common Shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary, as the case may be. Resident Holders to whom these rules may be relevant should consult their own tax advisors. A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which includes taxable capital gains.

Minimum Tax

Capital gains realized and dividends received on Common Shares by a Resident Holder that is an individual (and certain types of trusts) may increase the Resident Holder’s liability to pay minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the application of minimum tax.

Non-Resident Holders

The following section of this summary only applies to Holders who for the purposes of the Tax Act and at all relevant times are neither resident nor deemed to be resident in Canada and do not use or hold, and will not be deemed to use or hold, the Common Shares in carrying on a business in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own Canadian tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Common Shares by the Corporation are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty or convention.

For example, under the Canada-United States Tax Convention (1980) (the “Treaty”) as amended, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, fully entitled to benefits under the Treaty and is the beneficial owner of the dividend is generally limited to 15% of the gross amount of the dividend. Non-Resident Holders should consult their own tax advisors regarding the application of any applicable tax treaty to dividends based on their particular circumstances.

Dispositions of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently:

(i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Corporation; and

(ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

Notwithstanding the foregoing, a Common Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in particular circumstances.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Common Shares that constitute or are deemed to constitute taxable Canadian property (and are not otherwise exempt from tax pursuant to the terms of an applicable tax treaty or convention) will generally be computed in the manner described above under the subheading “Resident Holders – Disposition of Common Shares”. Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares by U.S. Holders, as defined below, who acquire the Common Shares pursuant to this Offering. This discussion is not a complete analysis or listing of all of the possible tax consequences to U.S. Holders and does not address all tax considerations that might be relevant to particular U.S. Holders of the Common Shares in light of their individual circumstances or to persons that are subject to special tax rules, such as:

•	banks, insurance companies and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax exempt entities, qualified retirement plans, individual retirement accounts, other tax-deferred accounts or government organizations;

•	persons that do not hold Common Shares as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”);

•	persons holding the Common Shares as part of an integrated or conversion transaction or a constructive sale or a straddle;

•	persons that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding common shares;

•	U.S. expatriates;

•	S corporations, partnerships, or other entities or arrangements classified as partnerships or otherwise treated as pass-through entities for U.S. federal income tax purposes;

•	persons holding the Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States;

•	dealers or traders in securities; or

•	U.S. Holders whose functional currency is not the U.S. dollar.

This summary does not address the alternative minimum tax, U.S. federal estate and gift tax consequences or tax consequences under any state, local or non U.S. laws.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares that is:

•	an individual citizen or resident alien of the United States for U.S. federal income tax purposes;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership or other pass through entity is a beneficial owner of Common Shares, the U.S. federal income tax consequences to the partners (or other owners) will generally depend upon the status of the partners (or other owners) and the activities of the entity. Partners (or other owners) of a partnership or other pass through entity that acquires Common Shares in the Offering should consult with their tax advisors regarding the tax consequences of acquiring, owning and disposing of Common Shares.

The following discussion is based upon the Code, existing and proposed Treasury Regulations, judicial decisions, and administrative pronouncements, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. Any such change could result in U.S. federal income tax consequences different from those discussed below. In particular, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation; legislation that, if enacted, could be applied on a retroactive or prospective basis, and that could cause the tax consequences to be different than discussed in this summary. We have not requested, and do not intend to request, a ruling or other guidance from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any beneficial owner or prospective beneficial owner of Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such beneficial owner or prospective beneficial owner is given. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and any applicable non U.S., tax laws of the acquisition, ownership and disposition of Common Shares. Prospective purchasers are also urged to carefully review the discussion contained herein under “Canadian Federal Income Tax Considerations.”

Ownership of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Distributions on Common Shares

Distributions (including the amount of Canadian taxes withheld, if any) paid on Common Shares generally will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by U.S. Holders when received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax free return of the capital up to the U.S. Holder’s tax basis in Common Shares. Any remaining excess distribution generally will be treated as capital gain recognized on a sale or exchange of Common Shares on the day actually or constructively received by the U.S. Holder (as described below under the heading, “Sale or Other Taxable Disposition of Common Shares”). However, the Corporation may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution with respect to Common Shares will constitute ordinary dividend income.

Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Provided that we are eligible for the benefits of the Canada-U.S. Tax Convention or that the Common Shares are “readily tradable” on a U.S. securities market, dividends paid by us to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to qualified dividend income, provided certain holding periods and other conditions are satisfied, including that we will not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year.

Foreign Tax Credit

In general, any Canadian withholding tax imposed on dividend payments in respect of Common Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. U.S. Holders are urged to consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of Common Shares in an amount equal to the difference between the U.S. Holder’s tax basis in the Common Shares disposed of and the amount realized on the disposition. Gain or loss realized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be capital gain or loss for U.S. federal income tax purposes, and will be long term capital gain or loss if the U.S. Holder’s holding period for the Common Shares is more than one year. In the case of a non-corporate U.S. Holder, long term capital gains will be subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

If we are classified as a passive foreign investment company (“PFIC”) in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. corporation that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is passive income (such as interest income); or

•	at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

For purposes of the gross income and gross asset tests, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value). Pursuant to proposed Treasury Regulations, we will also be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any partnership, the equity of which we own, directly or indirectly, 25% or more (by value). In addition, if we own, directly or indirectly, less than 25% (by value) of the equity of a partnership, our proportionate share of the income of the partnership will be treated as passive income, and the partnership interest will be treated as a passive asset. The proposed Treasury Regulations would apply to tax years of U.S. persons that are shareholders in certain foreign corporations beginning on or after the date of publication of the Treasury decision adopting the proposed Treasury Regulations as final regulations in the Federal Register.

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. The Corporation does not believe that it was a PFIC for its taxable year ended November 30, 2020 and, based on certain estimates of the Corporation’s gross income and the value of its assets, the intended use of proceeds from the Common Shares in the Offering and the nature of the Corporation’s business, the Corporation does not expect to be classified as a PFIC for the taxable year ending November 30, 2021. There can be no assurance that (i) the IRS could not successfully challenge the Corporation’s determination for any prior tax year or (ii) the Corporation will not be classified as a PFIC for the current tax year or any prior or future tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or will be requested. U.S. Holders should consult their own tax advisors regarding the PFIC status of the Corporation.

If we are classified as a PFIC in any year that a U.S. Holder owns any Common Shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns any Common Shares, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules or (ii) the U.S. Holder makes a Qualified Electing Fund Election (a “QEF Election”) for all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold such U.S. Holder’s Common Shares at their fair market value and any gain from such deemed sale would be subject to the “excess distribution” rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s Common Shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the Common Shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

For each taxable year we are treated as a PFIC, a U.S. Holder will be subject to special tax rules for any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (pursuant to proposed Treasury Regulations, including, under certain circumstances, a pledge) of Common Shares, unless (i) such U.S. Holder makes a QEF Election or (ii) our Common Shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Absent the making of a QEF Election or a mark-to-market election, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the Common Shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if a U.S. Holder holds the Common Shares as capital assets.

In addition, if we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares. Currently, we do not expect that we would provide the information necessary for U.S. Holders to make a QEF Election if we determine that we are a PFIC. Thus, prospective investors should assume that a QEF Election will not be available.

U.S. Holders also can avoid the PFIC interest charge on excess distributions or gain relating to the Common Shares by making a mark-to-market election with respect to the Common Shares, provided that the Common Shares are “marketable.” Common Shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the Common Shares will be considered regularly traded in any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades, the principal purpose of which is to meet this requirement, will be disregarded. The Common Shares are listed on the NYSE American, which is a qualified exchange for these purposes. Consequently, if the Common Shares remain listed on the NYSE American and are regularly traded, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its own tax advisor as to whether a mark-to-market election is available or advisable with respect to the Common Shares.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year the Corporation is a PFIC an amount equal to the excess, if any, of the fair market value of the Common Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Common Shares. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the Common Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Any loss in excess thereof will be taxed as a capital loss, and capital losses are subject to significant limitations under the Code. Once made, the election cannot be revoked without the consent of the IRS unless the Common Shares cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to the Common Shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to the U.S. Holder’s indirect interest in any of our investments that are treated as an equity interest in a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the tax consequences of the alternative treatments would be in their particular circumstances.

A U.S. Holder that owns shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF Election or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department (“U.S. Treasury”). Failure to do so, if required, will extend the statute of limitations until three years after such required information is furnished to the IRS. Each U.S. Holder should consult its own tax advisor regarding the requirements of filing such information returns under these rules.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE POTENTIAL IMPACT OF PFIC STATUS ON YOUR INVESTMENT IN THE COMMON SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE COMMON SHARES.

Additional Considerations Applicable to Common Shares

Receipt of Foreign Currency

The amount of any distributions on or proceeds on the sale, exchange or other taxable disposition of Common Shares paid to a U.S. Holder in foreign currency, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt, regardless of whether such foreign currency is converted into U.S. dollars at that time. A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Medicare Tax

An additional 3.8% Medicare tax is imposed on the “net investment income” of certain U.S. Holders who are individuals, estates or trusts. Among other items, “net investment income” generally includes gross income from dividends, and certain net gains from sales or other taxable dispositions of Common Shares. Special rules apply to PFICs. U.S. Holders are urged to consult their tax advisors with respect to the Medicare tax and its applicability in their particular circumstances to income and gains in respect of an investment in the Common Shares.

Backup Withholding and Information Reporting

In general, information reporting will apply to payments made through a U.S. paying the Agent or U.S. intermediary to a U.S. Holder other than certain exempt recipients, such as corporations. In the event that a U.S. Holder fails to file any such required form, the U.S. Holder could be subject to significant penalties. In general, payments to U.S. Holders may be subject to backup withholding, currently at a rate of 24%, if the U.S. Holder fails to provide its taxpayer identification number (generally by providing us with a IRS Form W-9) or otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is furnished to the IRS. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold), may be required to file an information report (usually on IRS Form 8938) with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders are urged to consult their own tax advisors regarding this legislation and any other information reporting that may be required in connection with their ownership of Common Shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR

OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

ENFORCEMENT OF CIVIL LIABILITIES

Theratechnologies is a corporation incorporated under and governed by the Business Corporations Act (Québec) (“QBCA”). Most of Theratechnologies’ directors and officers reside in Canada, and the majority of Theratechnologies’ assets and all or a substantial portion of the assets of these persons are located outside the United States. Consequently, it may be difficult for United States purchasers to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act.

Mr. Joseph Arena, a director of the Corporation residing outside of Canada, has appointed the Corporation as agent for service of process at the following address: 2015 Peel Street, Suite 1100, Montréal, Québec, Canada, H3A 1T8. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or Corporation that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Corporation, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Corporation or any of the directors referred to above. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

Theratechnologies filed with the SEC, concurrently with the Registration Statement of which the Prospectus and this Prospectus Supplement form part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Puglisi & Associates, 850 Library Avenue, Newark, DE, 19711 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving Theratechnologies in a United  States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

LEGAL MATTERS

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on the Corporation’s behalf by Fasken Martineau DuMoulin LLP and on behalf of the Agent by Stikeman Elliott LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Corporation’s behalf by Jenner & Block LLP and on behalf of the Agent by Duane Morris LLP. As at the date hereof, the partners, counsels and associates of Fasken Martineau DuMoulin LLP and Stikeman Elliott LLP, respectively as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

INDEPENDENT AUDITOR, TRANSFER AGENTS AND REGISTRARS

The Corporation’s auditor is KPMG LLP, 600 de Maisonneuve Blvd. West, Suite 1500, Montréal, Québec, Canada H3A 0A3. KPMG LLP has confirmed with respect to the Corporation that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, in addition to being independent accountants within the meaning of all relevant U.S. professional and regulatory standards.

The transfer agent and registrars for the Common Shares are Computershare Trust Corporation of Canada at its principal offices in Montréal, Québec and Toronto, Ontario and Computershare Trust Corporation, N.A. at its principal offices in Canton, Massachusetts.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary short form prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any U.S. state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such U.S. state.

New Issue	November 15, 2019

SHORT FORM BASE SHELF PROSPECTUS

THERATECHNOLOGIES INC.

US$150,000,000

Common Shares

Preferred Shares

Subscription Receipts

Warrants

Debt Securities

Units

We may, from time to time, during the 25-month period that this short form base shelf prospectus, including any amendments thereto (the “Prospectus”), remains valid, offer for sale up to US$150,000,000 (or the equivalent in other currencies or currency units determined at the time of issue) of: (i) common shares (“Common Shares”); (ii) preferred shares (“Preferred Shares”) issuable in one or more series; (iii) subscription receipts (“Subscription Receipts”); (iv) warrants (“Warrants”); (v) senior or subordinated secured or unsecured debt securities (“Debt Securities”); and (vi) units comprised of one or more of the other securities described in this Prospectus (“Units” and together with the Common Shares, Preferred Shares, Subscription Receipts, Warrants and Debt Securities, the “Securities”).

We are permitted, pursuant to the multi-jurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Purchasers of Securities in the United States should be aware that such requirements are different from those of the United States. Our financial statements incorporated herein by reference have been prepared under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to the financial statements of U.S. companies.

Prospective purchasers of Securities should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and Canada. Such consequences for prospective purchasers of Securities who are residents in, or citizens of, the United States or Canada may not be fully described herein. Prospective purchasers of Securities should read the tax discussion contained in any applicable Prospectus Supplement (as defined below) with respect to a particular offering of Securities.

The ability of a purchaser of Securities to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the federal laws of Canada, a number of our directors and officers and most of the experts named in this Prospectus are residents of Canada, and a substantial portion of our assets and all or a significant portion of the assets of those persons are located outside of the United States. See “Enforceability of Civil Liabilities by U.S. Investors”.

An investment in Securities involves significant risks that should be carefully considered by prospective purchasers before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective purchasers in connection with any investment in Securities. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission or Canadian securities regulator has approved or disapproved the Securities offered hereby or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence.

We may offer Securities in such amount as we may determine in light of market conditions and other factors that we deem relevant. The specific variable terms of any offering of Securities will be set out in one or more prospectus supplements (each, a “Prospectus Supplement”) to this Prospectus including without limitation: (i) in the case of Common Shares, the number of Common Shares offered, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price (in the event the offering is a non-fixed price distribution) and any other terms specific to the Common Shares being offered; (ii) in the case of Preferred Shares, the series, the number of Preferred Shares offered, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price (in the event the offering is a non-fixed price distribution), any dividend rate and the related dividend payment dates, any terms for redemption at our option or at the option of the holder, any exchange or conversion terms and any other terms specific to the Preferred Shares being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the issue price, the terms, conditions and procedures for the exchange of the Subscription Receipts, the amount and type of securities that holders thereof will receive upon exchange thereof and any other terms specific to the Subscription Receipts being offered; (iv) in the case of Warrants, the number of Warrants offered, the issue price, the terms, conditions and procedures for the exercise of the Warrants, the amount and type of securities that holders thereof will receive upon exercise thereof and any other terms specific to the Warrants being offered; (v) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit in which the Debt Securities will be issued, the maturity date, interest provisions (if applicable), authorized denominations, the offering price, covenants, events of default, any terms for redemption at our option or at the option of the holder, any sinking fund provisions, any exchange or conversion terms, whether payment on the Debt Securities will be senior or subordinated to our other indebtedness, whether the Debt Securities will be secured or unsecured and any other terms specific to the Debt Securities being offered; and (vi) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units and any other terms specific to the Units being offered. The Securities may be offered separately or together in any combination (including in the form of Units). A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the parameters described in this Prospectus.

Information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

Our Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Stock Market (“NASDAQ”) under the symbol “TH” and “THTX”, respectively. Our 5.75% convertible unsecured senior notes due June 30, 2023 (the “5.75% Notes”) are listed and posted for trading on the TSX under the symbol “TH.DB.U”. On November 14, 2019, being the last trading day prior to the date of this Prospectus, the closing price of the Common Shares and the 5.75% Notes on the TSX was Cdn$4.82 and US$85.00, respectively, and the closing price of the Common Shares on the NASDAQ was US$3.63.

ii

Unless a Prospectus Supplement provides otherwise, any offering of Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units will be a new issue of Securities with no established trading market and, accordingly, such Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is no market through which the Preferred Shares, Subscription Receipts, Warrants, Debt Securities (other than the 5.75% Notes) or Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such Securities in the secondary market (if any), the transparency and availability of trading prices (if any), the liquidity of such Securities, and the extent of issuer regulation. See “Risk Factors”.

We may sell the Securities to underwriters or dealers purchasing as principal, directly to one or more purchasers pursuant to applicable statutory exemptions, or through underwriters, dealers or agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged by us in connection with the offering and sale of such Securities, and will set out the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities.

To the extent permitted by applicable law, in connection with any underwritten offering of Securities, other than transactions that are deemed to be “at-the-market distributions” in accordance with National Instrument 44-102 – Shelf Distributions, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

No underwriter, dealer or agent in Canada or the United States has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items.

The offering of Securities may be subject to approval of certain legal matters on our behalf by Fasken Martineau DuMoulin LLP with respect to Canadian legal matters, and Jenner & Block LLP with respect to United States legal matters.

Ms. Sheila Frame, one of our directors, resides outside of Canada and has appointed the Corporation, 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8, as agent for services of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for services of process in Canada.

Our head office and principal place of business are located at 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8.

iii

ABOUT THIS PROSPECTUS

In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, “$”, “Cdn$” or “Canadian dollars” means lawful currency of Canada and “United States dollars” or “US$” means lawful currency of the United States.

Unless otherwise indicated or the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to “Theratechnologies”, the “Corporation”, “we”, “us”, and “our” mean Theratechnologies Inc. and its consolidated subsidiaries.

This Prospectus provides a general description of the Securities that we may offer. Each time we offer and sell Securities under this Prospectus, we will provide prospective purchasers of such Securities with a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, prospective purchasers of Securities should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under “Documents Incorporated by Reference”.

This Prospectus does not contain all of the information set out in the Corporation’s registration statement on Form F-10 (the “Registration Statement”), certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the Securities.

Information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be made available together with this Prospectus.

Prospective purchasers of Securities should rely only on the information contained in or incorporated by reference in this Prospectus or an applicable Prospectus Supplement and on the other information included in the Registration Statement of which this Prospectus forms a part. We have not authorized anyone to provide prospective purchasers of Securities with different or additional information. We are not making an offer to sell these Securities in any jurisdiction where the offer or sale is not permitted by law. Prospective purchasers of Securities should not assume that the information in this Prospectus, any applicable Prospectus Supplement or any documents incorporated by reference is accurate as of any date other than the respective dates of those documents, as our business, results of operations, financial condition and prospects may have changed since those dates. This Prospectus should not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. The Corporation does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the Provinces of Canada, which have also been filed with, or furnished to, the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from our corporate secretary at 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8, telephone: (514) 336-7800 and are also available electronically at www.sedar.com and in the United States through the SEC’s website at www.sec.gov.

The following documents filed with securities commissions or similar authorities in each of the Provinces of Canada in which this Prospectus has been filed are incorporated by reference into and form an integral part of this Prospectus:

(a)	the management proxy circular of the Corporation dated April 12, 2019 for the annual meeting of shareholders held on May 15, 2019;

(b)	the annual information form of the Corporation dated February 20, 2019 in respect of the fiscal year ended November 30, 2018 (the “AIF”);

(c)

the audited comparative consolidated annual financial statements of the Corporation for the fiscal years ended November 30, 2018 and 2017, together with the notes thereto and the auditors’ report thereon as refiled on September 27, 2019 (the “Annual Financial Statements”);

(d)	the management’s discussion and analysis of the Corporation for the fiscal year ended November 30, 2018 (the “Annual MD&A”);

(e)

the unaudited interim consolidated financial statements of the Corporation for the three and nine month periods ended August 31, 2019 and 2018 and as at December 1, 2017, together with the notes thereto (the “Third Quarter Financial Statements”);

(f)	the management’s discussion and analysis of the Corporation for the nine-month period ended August 31, 2019 (the “Third Quarter MD&A”); and

(g)	the material change report dated September 26, 2019 regarding the approval of Trogarzo® by the European Commission (the “EC”) in the European Union.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101 – Prospectus Distributions and all Prospectus Supplements (only in respect of the offering of Securities to which that particular Prospectus Supplement relates) subsequently filed by us with the securities commissions or similar regulatory authorities in the relevant provinces of Canada after the date of this Prospectus and prior to the termination of the offering of any Securities under any Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of the Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which the Prospectus forms a part. In addition, we may incorporate by reference into the Prospectus, or the Registration Statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), if and to the extent expressly provided therein.

Upon a new annual information form and related annual financial statements and management’s discussion and analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form and all annual financial statements, interim financial statements, accompanying management’s discussion and analysis, and material change reports filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon interim financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, all interim financial statements and the accompanying management’s discussion and analysis filed prior to the new interim financial statements shall be deemed to no longer be incorporated in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new management information circular relating to an annual meeting of shareholders being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular for the preceding annual meeting of shareholders shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any statement contained in this Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference herein or to constitute a part of this Prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including certain documents incorporated by reference in this Prospectus, contains forward-looking statements and forward-looking information (collectively, the “forward-looking statements”) within the meaning of applicable securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “foresee”, “predict”, “potential”, “to its knowledge” or similar words (including negative and grammatical variations thereof) suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Prospectus and the documents incorporated by reference into this Prospectus include, but are not limited to statements pertaining to: the terms of the Securities to be issued and the description thereof in the applicable Prospectus Supplement; the use of proceeds from any offering of Securities; the availability of a trading market for the Securities; our expectations regarding the commercialization of EGRIFTA®, EGRIFTA SVTM and Trogarzo®; our ability and capacity to grow the sales of EGRIFTA®, EGRIFTA SVTM and Trogarzo® successfully in the United States; the market acceptance of EGRIFTA SVTM in the United States; the market acceptance of Trogarzo® in the European Union; our capacity to meet supply and demand for our products; the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements; our success in continuing seeking and in maintaining reimbursement for EGRIFTA®, EGRIFTA SVTM and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available; our ability to maintain intellectual property rights in EGRIFTA® and tesamorelin; our ability to develop and protect new intellectual property; our ability and capacity to launch Trogarzo® in countries of the European Union; our success in obtaining reimbursement for Trogarzo® in countries of the European Union; our capacity to develop and obtain approval for the treatment of NASH in HIV-infected patients and in the non-HIV population; our capacity to develop our oncology peptides and obtain positive results therefrom; our capacity to acquire or in-license new products and/or compounds; our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and our estimates regarding our capital requirements.

This information involves known or unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. In addition, this Prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. See also “Forward-Looking Statements” in the AIF and “Forward-Looking Information” in the Annual MD&A and the Third Quarter MD&A, which are incorporated by reference into this Prospectus and which are available at www.sedar.com and through the SEC’s website at www.sec.gov for further information with respect to forward-looking statements.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Prospectus and in certain documents incorporated by reference herein include, but are not limited to: untoward side effects resulting from the long-term use of our products; product recalls, manufacturing issues resulting in product shortage; decreased sales of our products; non acceptance by the marketplace of EGRIFTA SVTM in the United States and of Trogarzo® in the European Union; difficulties in obtaining a commercially reasonable price for Trogarzo® from national authorities in Europe as well as reimbursement in the European countries where we intend to commercialize Trogarzo®; litigation with third parties regarding our intellectual property; litigation with our third-party suppliers; negative results from the development of a new formulation of EGRIFTA® or non-approval from regulatory agencies of such new formulation; failure to complete our research and development programs in NASH for HIV-infected patients, in the non-HIV population and in oncology as a result of our incapacity to recruit enough patients or because of negative results; rejection by regulatory agencies of our clinical development plans, including in NASH and oncology; lack of financial resources to fund our business plan; delays due to unforeseen events; negative operating cash flow and the other factors described under “Risk Factors” in this Prospectus, and under “Risks and Uncertainties” in the AIF and the Annual MD&A, which are incorporated by reference herein, and described in other filings made by the Corporation with Canadian securities regulatory authorities.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. The factors listed above should be considered carefully and we caution prospective purchasers of Securities not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Further information regarding these factors may be found under the heading “Risk Factors” in this Prospectus, and under “Risks and Uncertainties” in the AIF and the Annual MD&A, and in our most recent news releases.

Prospective purchasers of Securities are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. No assurance can be given that the expectations reflected in the forward-looking statements contained in this Prospectus will prove to be correct. Furthermore, the forward-looking statements contained in this Prospectus are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus, including the documents incorporated by reference herein, are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION

We have filed with the SEC a Registration Statement under the United States Securities Act of 1933, as amended (the “1933 Act”) with respect to the Securities of which this Prospectus forms a part. This Prospectus does not contain all of the information set out in the Registration Statement. For further information about us and the Securities, we advise United States prospective purchasers of Securities to refer to the Registration Statement and its exhibits. See “Documents Filed as Part of the Registration Statement.”

We are subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance with those requirements, we file and furnish reports and other information with the SEC and with the securities regulatory authorities of the provinces of Canada. Under the MJDS, we generally may prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers and directors, and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

The reports and other information filed and furnished by us with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that we file electronically with it, including the Registration Statement that we have filed with respect to the Securities.

Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available under the Corporation’s profile at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

We are a corporation incorporated under, and governed by, the Business Corporations Act (Québec) (the “QBCA”). All but one of our directors, and all of our officers, and most of the experts named in this Prospectus, including the documents incorporated by reference herein, are residents of Canada or otherwise reside outside the United States, and a substantial portion of their assets and our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. There may be doubt as to the enforceability, in original actions in Canadian courts, of liabilities predicated upon the United States federal or state securities laws or other laws of the United States and as to the enforceability in Canadian courts of the judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal or state securities laws or other laws of the United States.

We filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Puglisi & Associates, 850 Library Avenue, Newark, DE, 19711, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus and any Prospectus Supplement.

MARKET AND INDUSTRY DATA

Market data and certain industry statistics used in this Prospectus or the documents incorporated herein by reference were obtained from internal surveys, market research, publicly available information and industry publications. External industry sources and publications generally state that the information contained therein has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been independently verified, and we do not make any representation as to the accuracy or completeness of such information. While we are not aware of any misstatements regarding any industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Forward-Looking Statements” and “Risk Factors” in this Prospectus.

NON-IFRS MEASURES

The information presented in this Prospectus, including certain documents incorporated by reference herein, includes measures that are not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”) including the financial measures such as “Adjusted EBITDA”, that are used by us as indicators of financial performance. These financial measures do not have standardized meanings prescribed under IFRS or U.S. GAAP and our computation may differ from similarly-named computations as reported by other entities and, accordingly, may not be comparable. These financial measures should not be considered as an alternative to, or more meaningful than, measures of financial performance as determined in accordance with IFRS or U.S. GAAP as an indicator of performance. We believe these measures may be useful supplemental information to assist investors in assessing our operational performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results. The non-IFRS measures also provide investors with insight into our decision making as we use these non-IFRS measures to make financial, strategic and operating decisions.

Because non-IFRS measures do not have a standardized meaning and may differ from similarly-named computations as reported by other entities, securities regulations require that non-IFRS measures be clearly defined and qualified, reconciled with their nearest IFRS measure and given no more prominence than the closest IFRS measure. Such information is presented in the sections dealing with these financial measures in the documents incorporated by reference herein, including our Third Quarter MD&A. See “Documents Incorporated by Reference” above.

Non-IFRS measures are not audited. These non-IFRS measures have important limitations as analytical tools and investors are cautioned not to consider them in isolation or place undue reliance on ratios or percentages calculated using these non-IFRS measures.

PRESENTATION OF FINANCIAL INFORMATION

Unless indicated otherwise, financial information in this Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with IFRS which differs in some significant respects from U.S. GAAP and thus this financial information may not be comparable to the financial statements of U.S. companies.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

We report in United States dollars. Accordingly, all references to “$”, Cdn$” or “Canadian dollars” included or incorporated by reference into this Prospectus refer to Canadian dollar values and all references to “US$” or “United States dollars” are used to indicate United States dollar values.

The following table sets out for each period indicated: (i) the daily exchange rates in effect at the end of the period; (ii) the high and low daily exchange rates during such period; and (iii) the average daily exchange rates for such period, for one United States dollar, expressed in Canadian dollars, as quoted by the Bank of Canada.

	Nine months ended August 31		Year ended November 30
	2019	2018	2018
	Cdn$	Cdn$	Cdn$
Closing	1.3243	1.3055	1.3301
High	1.3642	1.3310	1.3310
Low	1.3038	1.2288	1.2288
Average	1.3312	1.2849	1.2907

The daily exchange rate on November 14, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals US$0.7543 and for the conversion of United States dollars into Canadian dollars was US$1.00 equals Cdn$1.3258.

THE CORPORATION

We were incorporated under Part IA of the Companies Act (Québec) (the “CAQ”), on October 19, 1993 under the name Theratechnologies Inc. We amended our articles on October 20, 1993 by repealing the restrictions applicable to private companies. On December 6, 1993, we again amended our articles to increase the number of directors and to modify our share capital. On March 26, 1997, we further modified our share capital to consist of an unlimited number of common shares and an unlimited number of preferred shares. Finally, on June 21, 2011, we amended our articles to give the power to our directors to appoint a number of additional directors equal to 33.33% of the number of directors elected at the last shareholders meeting preceding any appointment.

On February 14, 2011, the CAQ was abrogated and replaced by the QBCA, and companies governed by Part IA of the CAQ such as us became business corporations governed by the QBCA. Accordingly, we did not have to file articles of continuation or amend our existing corporate articles. The QBCA was applicable immediately without having to complete any formalities.

The following chart illustrates our current corporate structure.

(1)	These are no longer active subsidiaries. We intend to wind-up these subsidiaries into Theratechnologies.

Our head office and principal place of business are located at 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8.

OUR BUSINESS

We are a commercial-stage biopharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV. Our business strategy is to grow revenues from our existing and future assets in North America and Europe and to develop our portfolio of complementary products, compatible with our expertise in drug development and our commercialisation know-how. Our vision is to grow our business to become a significant player in the pharma industry by making a difference in the lives of patients with special medical needs.

We currently commercialize two products: EGRIFTA®, in the United States and in Canada, and Trogarzo®, in the United States. On September 26, 2019, the EC approved Trogarzo® for commercialization in the European Union. In addition, we are involved in various research and development programs. The table below details our pipeline of products, product candidates and their respective maturity stage:

Commercialized Products

EGRIFTA®

EGRIFTA® (tesamorelin for injection) was approved by the FDA in November 2010 and was launched in the United States in January 2011. EGRIFTA® was also approved by Health Canada in its 1 mg/vial presentation in March 2015 and was launched in Canada in June 2015. COFEPRIS, Mexico’s health agency, also approved EGRIFTA® in its 1 mg/vial presentation in March 2016. EGRIFTA® is currently not commercialized in this country. To our knowledge, EGRIFTA® is currently the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

EGRIFTA® was first commercialized in the United States by EMD Serono, Inc. (“EMD Serono”) until May 1, 2014 pursuant to a collaboration and licensing agreement entered into by and between us and EMD Serono dated October 28, 2008, as amended from time to time. On May 1, 2014, we began commercializing EGRIFTA® in the United States further to regaining all of the commercialization rights to EGRIFTA® in the United States from EMD Serono pursuant to a transfer and termination agreement dated December 13, 2013 between us and EMD Serono.

In November 2018, the FDA approved a more concentrated formula of EGRIFTA®. This new formulation is four times more concentrated than the current one, requires a lower injection volume using a smaller needle and can be kept at room temperature as opposed to refrigerated. This new formulation of EGRIFTA® will be launched before our fiscal year-end under the name of EGRIFTA SVTM. We intend to gradually replace EGRIFTA® with EGRIFTA SVTM.

In Canada, EGRIFTA® is marketed exclusively by us. No filing with Health Canada seeking the approval of EGRIFTA SVTM has been made.

Trogarzo®

Trogarzo® (ibalizumab-uiyk) injection, was approved by the FDA in March 2018 and was made commercially available in the United States in April 2018. Trogarzo® is under license to us following the execution of an amended and restated distribution and marketing agreement dated March 6, 2017, as amended (the “TaiMed Agreement”), between us and TaiMed Biologics Inc. (“TaiMed”) pursuant to which we acquired the exclusive right to distribute and commercialize ibalizumab in Canada, in the United States, in Europe and in certain other additional countries. On November 5, 2019, we and TaiMed amended some of the terms of the TaiMed Agreement to crystallize our understanding regarding the responsibility of each of the parties thereto in connection, amongst other things, with the delivery, packaging, exporting and importing of Trogarzo® into the European territory.

Trogarzo® is a humanized monoclonal antibody and, in the United States, is indicated for the treatment of human immunodeficiency virus type 1, or HIV-1, infection in heavily treatment-experienced adults with multidrug resistant, or MDR, HIV-1 infection failing their current antiretroviral regimen.

On September 26, 2019, the EC approved Trogarzo® for commercialization in the European Union. In this territory, Trogarzo®, in combination with other antiretroviral(s), is indicated for the treatment of adults infected with multidrug resistant HIV-1 infection for whom it is otherwise not possible to construct a suppressive antiviral regimen.

The commercialization of Trogarzo® in Europe will be done through our wholly-owned subsidiary, Theratechnologies International Limited (“Thera International”). The principal place of business of Thera International is located at 2 Hume Street, Dublin 2, D02 DV24, Ireland. Thera International currently employs seven persons. In addition, three medical science liaison professionals were hired on an exclusive basis through a global contract sales organization.

For further information regarding the commercialization of our products, see the AIF and the other documents incorporated by reference herein.

Research and Development Programs

Trogarzo® IV Slow Push

In March 2019, we announced that the FDA had approved the protocol for the conduct of a clinical study using Trogarzo® in connection with the development of an intravenous (“IV”) slow push mode of administration of Trogarzo®. Under the terms of the TaiMed Agreement, TaiMed is responsible for the development of this new mode of administration. The current mode of administration of Trogarzo calls for dilution in 250 ml of saline and administration over a 30-minute period for the 2000 mg loading dose and thereafter over a 15-minute period for the 800 mg maintenance dose every two weeks. If approved, the IV slow push mode of administration will allow health care practitioners to administer the 800 mg maintenance dose every two weeks by intravenous infusion over a 30-second period. This mode of administration will be easier to prepare for health care practitioners, and reduce administration time, thus making it more convenient for patients.

NASH

In June 2019, we announced that we would pursue the development of tesamorelin using a new formulation in the treatment of non-alcoholic steatohepatitis (“NASH”) in people living with HIV. This decision was made further to the release of data from a study led by Dr. Steve Grinspoon and conducted at the Massachusetts General Hospital and Harvard Medical School with the support of the National Institutes of Health.

Preliminary market research indicates that NASH affects over 100,000 people living with HIV in the United States alone, with a similar patient population in the European Union.

We are also assessing the opportunity to develop tesamorelin for the potential treatment of NASH in the non-HIV population. No timelines have been set to complete this assessment.

We intend to use a new formulation of tesamorelin (“F8”) for the potential treatment of NASH. The F8 is twice as concentrated as the formulation used for EGRIFTA SVTM and is reconstituted once a week, instead of on a daily basis, as with the current formulations. The F8 will also limit the daily injection volume to approximately 0.20 ml as opposed to 0.35 ml for EGRIFTA SVTM . We are currently ascertaining our Phase 3 clinical trial in connection with the development of tesamorelin for this potential indication.

Oncology Platform

In February 2019, we became involved in the development of oncology products as a result of the acquisition of Katana Biopharma Inc. (“Katana”). Katana was wound up into Theratechnologies on May, 21, 2019 and was then dissolved.

As part of the Katana acquisition, we acquired the exclusive right to develop and commercialize a portfolio of peptides aimed at treating various types of cancer. These rights are under license to us pursuant to the terms of an amended and restated exclusive license agreement dated February 25, 2019 (the “License Agreement”) between us and Transfert Plus, L.P. Under the License Agreement, we obtained an exclusive royalty-bearing license to develop, make, have made, sell, offer to sell, distribute, import or otherwise commercialize any drug product issued from the licensed technology. The licensed technology consists in using peptides as a vehicle to specifically deliver existing cytotoxic agents, or other anti-cancer drugs, to sortilin receptors, which are overexpressed on cancer cells. The sortilin receptor is involved in the endocytosis process. This process involves a folding of the cell membrane (cell wall) to allow the internalisation of large particles. Once the anti- cancer drug attached to the peptide is directed to the sortilin receptor, the anti-cancer drug specifically enters the cancer cells, sparing non-cancerous cells. Cytotoxic drugs are known to have very potent anti-cancer activity; however, they cannot distinguish cancer cells from non-cancer cells and induce a number of adverse events. Therefore, the new anti-cancer technology licensed by Theratechnologies should allow for improved efficacy and safety of anti-cancer drugs.

We are still in the pre-clinical development phase of this technology and are pursuing a development program in triple negative breast cancer and in ovarian cancer.

RISK FACTORS

An investment in the Securities is subject to various risks including those risks inherent to our business. Prospective purchasers of Securities should carefully consider the risk factors contained in the documents incorporated by reference in this Prospectus (including subsequently filed documents incorporated herein by reference) including in the risk factors section contained in our most recent AIF and our most recently filed Annual MD&A and those described in any Prospectus Supplement relating to a specific offering of Securities. The risks and uncertainties described therein are not the only ones we face. Additional risks and uncertainties, including those of which we are currently unaware or deem immaterial, may adversely affect our business, financial condition or results of operations. Some of the risk factors described herein and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, are interrelated and, consequently, investors should treat such risk factors as a whole. In addition, the following risk factors relate to the Securities qualified by this Prospectus.

The conduct of research and development activities is risky and results obtained therefrom may not be those anticipated. As a result, there can be no assurance that any research and development plan on a product candidate will result in an approved drug.

Research and development activities are highly risky and the results obtained therefrom may not yield any of the anticipated benefits. The development of a product candidate into a new drug requires the conduct of many tests on animals and humans, all of which must comply with stringent regulation. There can be no assurance that any research and development program designed to develop a new drug, or provide a new treatment, would end up generating positive results leading up to an approved product by a regulatory authority.

The conduct of clinical trials requires the enrolment of patients and difficulties in enrolling patients could delay the conduct of our clinical trials or result in their non-completion.

In connection with the development of a new drug, we must conduct clinical trials. Clinical trials require the enrolment of patients and we may have difficulties enrolling patients for future clinical trials. These difficulties may arise as a result of design protocol, the size of the patient population, the eligibility criteria to participate in the clinical trials, the availability of competing therapies, the patient referral practices of physicians and the availability of clinical trial sites. Difficulty in enrolling patients in connection with the conduct of clinical trials could result in their cancellation or delays in completing them. Once patients are enrolled in a clinical trial, the occurrence of any adverse drug effects or side effects observed during the trial could also result in the clinical trial being cancelled. The cancellation of clinical trials for the foregoing reasons could lead to our forfeiting the development of the product candidate tested in those clinical trials.

There can be no guarantee that the launch of EGRIFTA SVTM in the United States will be successful and that it will result in increased sales of our drug product to treat lipodystrophy.

The successful launch of EGRIFTA SVTM in the United States will depend on our capacity to:

•	Deploy medical and commercial campaigns that will be accepted by healthcare professionals, patients, and third party payors;

•	Obtain and maintain reimbursement coverage for EGRIFTA SVTM by third party payors;

•	Register and keep the registration of EGRIFTA SVTM on U.S. governmental forms as a drug available for purchase in the United States;

•	Meet demand for EGRIFTA SVTM; and

•	Maintain conflict-free relationships with our manufacturer, our distributor and our specialty pharmacies.

If we are unable to successfully launch EGRIFTA SVTM, sales of this product will not contribute to an increase in our revenues and this would have a material adverse effect on our business, prospect, operating results and financial condition.

Significant safety problems may arise with respect to EGRIFTA SVTM which could result in restrictions in EGRIFTA SVTM’s label, product recall or withdrawal of such product from the market, any of which would materially adversely impact our business and our future business prospects.

New safety issues may arise as EGRIFTA SVTM is used over longer periods of time by a wider group of patients, some of whom may be taking numerous other medicines, or may suffer from additional underlying health problems. Such safety issues could include an increase in the severity or frequency of known problems or the discovery of previously unknown problems, and may result in a variety of adverse regulatory actions. Under U.S. laws, the FDA has broad authority over drug manufacturers to compel any number of actions if safety problems arise, including, but not limited to: (i) requiring manufacturers to conduct post-approval clinical studies to assess known risks or signals of serious risks, or to identify unexpected serious risks; (ii) mandating labeling changes to a product based on new safety information; or (iii) requiring manufacturers to implement a risk evaluation mitigation strategy where necessary to assure safe use of the drug. Previously unknown safety problems could also result in product recalls, restrictions on the product’s permissible use, or withdrawal of the product from the United States. If new safety issues are discovered, sales of EGRIFTA SVTM may decrease and result in a material adverse effect on our business, operating results and financial condition.

The development of a vaccine against HIV or of any cure against HIV would have a material adverse effect on our business, operating results and financial condition.

Although there exists no known vaccine and cure of HIV, we are aware that there are research and development activities carried out in order to eradicate this disease. If a vaccine or a cure was found to prevent or cure HIV, sales of our products would be materially adversely impacted and our revenue growth would be hampered. The discovery of any vaccine or cure against HIV would have a material adverse effect on our business, operating results and financial condition.

The effects of Brexit are still unknown to us and it is difficult to assess how it will affect our commercialization plan for Trogarzo® in the United Kingdom, the cost associated with such commercialization and the potential conduct of clinical trials in this country.

The effects of Brexit will depend in part on the adoption of the proposed agreement the United Kingdom (“UK”) made with the European Union with respect to its access to European Union markets either during a transitional period or permanently. However, based on guidance and publications issued by the Medicines and Healthcare Products Regulatory Agency (“MHRA”), in the event there is no agreement between the UK and the European Union, Trogarzo® would be grandfathered and could be commercialized in the UK. However, we will have to incur various costs to keep this authorization valid in the UK through the filings of various documents with the MHRA. In addition, various requirements regarding the UK residency of individuals and entities carrying out pharmacovigilance activities, batch analysis, release of batches, and other similar functions would force us to contract with additional suppliers. We may not be able to negotiate the terms and conditions of such contracts to our advantage or enter into any contract at all. Under both circumstances, our management team will have to spend time not otherwise spent on other projects. Overall, we will incur additional costs that may adversely impact our business, operating results and financial condition.

In addition, there exists uncertainty regarding the acceptability by the MHRA of results obtained from the conduct of clinical trials in European Union’s countries if no UK patients are included in those clinical trials. We are not certain whether clinical trials will need to include patients residing in the UK in order to seek the approval of a product in the UK. If we need to enroll UK patients in our clinical trials in order to be able to present our results to the MHRA if we decide to seek approval in the UK, this may delay the conduct of our clinical trials and require more financial resources, both of which could have a material adverse effect on our business, operating results and financial condition.

We currently obtain over 95% of our revenues from the sale of our products in the United States from one client which also acts as our warehouser and exclusive distributor of our products in this territory. Any material adverse issue such client may incur in connection with the operation of its business may materially adversely affect our business, operating results and financial condition.

Sales of EGRIFTA® and Trogarzo® in the United States are made exclusively by RxCrossroads which also acts as our third-party logistic warehouser and the exclusive distributor of our products in the United States. RxCrossroads purchases our products based on orders it receives from wholesalers or certain specialty pharmacies we have agreements with. Sales of EGRIFTA SVTM will also be handled by RxCrossroads.

We do not have state licensure in the United States to distribute EGRIFTA®, Trogarzo® and EGRIFTA SVTM or any other product we may acquire or in-license and we do not currently intend to pursue applications to obtain the licenses required in order to distribute a drug product in the United States. Our supply chain model is based upon that fact and the distribution of our products in the United States is done through RxCrossroads which currently holds all state licensure required to distribute a drug product in every American state. Although potential alternative third-party service providers have been identified to replace RxCrossroads in the event that it becomes unable to distribute our products, we have not entered into any agreements with them and no assurance can be given that such providers would enter into any agreement with us on terms satisfactory to us.

Our reliance on RxCrossroads as our sole client and our sole distributor could be detrimental to our business, operating results and financial condition if RxCrossroads becomes unable to perform its services under the terms of our agreement in the United States if, for example, the following events were to occur:

•

Violation of laws by RxCrossroads in connection with its warehousing or distribution activities which could entail that RxCrossroads could suspend those activities until it regains compliance with such laws;

•	Loss or non-renewal in due time by RxCrossroads of state licensure;

•	Damages to RxCrossroads facilities and/or its operations due to a natural disaster such as flooding, hurricanes, tornados, power supply failure, fire or earthquake;

•	Corporate restructuring or insolvency of RxCrossroads; or

•	Material disagreements between us and RxCrossroads on the terms and conditions of our agreement.

If securities or industry analysts do not publish research or reports, or publish unfavorable research or reports about our business, the price of our common shares and trading volume may decline.

The trading market for our Common Shares will rely in part on the research and reports that industry or financial analysts publish about us, our business, our markets and our competitors. We do not control these analysts. If securities analysts do not cover our Common Shares, the lack of research coverage may adversely affect the market price of our Common Shares. Furthermore, if one or more of the analysts who do cover us downgrade our Common Shares or if those analysts issue other unfavorable commentary about us or our business, the price of our Common Shares would likely decline. If one or more of these analysts cease coverage of us or fails to regularly publish reports on us, we could lose visibility in the market and interest in our Common Shares could decrease, which in turn could cause our share price or trading volume to decline and may also impair our ability to expand our business with existing customers and attract new customers.

Except with respect to the 5.75% Notes, there is no existing trading market for the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units and there can be no assurance that a liquid market will develop or be maintained.

Except with respect to the 5.75% Notes, there is no existing trading market for the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those Securities, or that a purchaser will be able to sell any of those Securities at a particular time (or at all). Except with respect to the 5.75% Notes, the Corporation may not list the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units on any Canadian or U.S. securities exchange.

Debt Securities may be unsecured debt of the Corporation.

Debt Securities may be unsecured debt of the Corporation and may rank equally in right of payment with all other existing and future unsecured debt of the Corporation. Unless guaranteed, Debt Securities may be subordinated to all existing and future secured debt of the Corporation to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured Debt Securities. In that event, a holder of unsecured Debt Securities may not be able to recover any principal or interest due to it under such Debt Securities.

Negative Operating Cash Flow

The Corporation had negative operating cash flow for the year ended November 30, 2018 of US$344,000, as well as for the nine-month period ended August 31, 2019 of US$3.1 million. If the Corporation continues to have negative operating cash flow in the future, its finances may need to be allocated to funding this negative operating cash flow. The Corporation may require additional financing to fund its operations to the point where it is generating positive operating cash flows. Continued negative operating cash flow may restrict the Corporation’s ability to pursue its business plan.

Our management will have certain discretion concerning the use of proceeds.

The Corporation’s management will have certain discretion concerning the use of proceeds of an offering under any Prospectus Supplement as well as the timing of the expenditure of the net proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of Securities under any Prospectus Supplement. Management may use the net proceeds of any offering of Securities under any Prospectus Supplement in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

USE OF PROCEEDS

The net proceeds to be derived from the sale of Securities will be the issue price thereof less any commission paid in connection therewith and the expenses relating to the particular offering of Securities. The net proceeds to us from any offering of Securities, the proposed use of those proceeds and the specific business objectives that we wish to accomplish with such proceeds will be set out in the applicable Prospectus Supplement. There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Corporation spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” and any other factors set out in the applicable Prospectus Supplement. We may invest funds which we do not immediately use. Such investments may include short-term marketable investment grade securities. Details of any such investment, if applicable, will be set out in the applicable Prospectus Supplement. We may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

During the fiscal year ended November 30, 2018, and for the nine-month period ended August 31, 2019, the Corporation had negative cash flow used from operating activities. As at August 31, 2019, the Corporation’s cash and bonds were approximately US$44.1 million. The average cash-flow used in operating activities for the nine-month period ended August 31, 2019 was at an average of $344,000 per month in the aggregate. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, there can be no guarantee that this will be the case. To the extent that the Corporation has negative cash flow in any future period, the net proceeds from any sale of Securities may be used, in part, to fund such negative cash flow.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since the date of the Third Quarter Financial Statements which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities pursuant to such Prospectus Supplement.

PRIOR SALES

The following table sets out all Common Shares issued by us during the twelve-month period prior to the date of this short form prospectus. Except as set forth in the note to this table, all such issuances were made as a result of the exercise of stock options granted to our directors, officers and employees:

Common Shares

Year	Date	Price per Common Share (Cdn$)	Number of Common Shares
2018	October 5	Cdn$1.80	65,000
2018	October 12	Cdn$1.80	5,000
2018	October 12	Cdn$1.84	10,000
2018	October 18	Cdn$1.80	5,000
2018	October 19	Cdn$1.80	20,000
2018	November 6	Cdn$0.50	62,500
2018	November 6	Cdn$1.80	5,000
2018	November 20	Cdn$2.01	33,333
2018	November 20	Cdn$5.96	13,333
2019	February 25	Cdn$8.00(1)	900
2019	February 26	Cdn$1.80	15,000
2019	February 26	Cdn$2.45	6,666
2019	February 26	Cdn$5.96	1,666
2019	April 17	Cdn$1.80	30,000
2019	April 17	Cdn$1.84	20,000
2019	April 22	Cdn$1.80	1,500

(1)	Issued as partial payment in connection with the acquisition of Katana Biopharma Inc.

The following tables set out all stock options granted by us during the twelve-month period prior to the date of this short form prospectus:

Stock Options

Date	Exercise price per Common Share	Option Expiry Date	Number of Common Shares subject to Options(1)
February 26, 2019	Cdn$8.76	February 26, 2029	318,400
May 17, 2019	Cdn$6.13	May 17, 2029	88,000

(1)	Granted pursuant to our stock option plan.

PRICE RANGE AND TRADING VOLUME

Common Shares

The Common Shares are listed on the TSX and NASDAQ under the trading symbol “TH” and “THTX”, respectively. The following table sets forth certain trading information for the Common Shares for the periods indicated.

	TSX			NASDAQ(2)
Period(1)	High (Cdn$)	Low (Cdn$)	Volume	High (US$)	Low (US$)	Volume
2018
October	9.88	6.72	5,811,400	—	—	—
November	9.35	7.07	3,612,200	—	—	—
December	8.98	7.50	2,976,600	—	—	—

2019
January	9.74	7.35	3,601,000	—	—	—
February	9.35	7.30	4,034,300	—	—	—
March	9.47	6.74	3,685,300	—	—	—
April	8.90	6.56	3,428,200	—	—	—

	TSX			NASDAQ(2)
Period(1)	High (Cdn$)	Low (Cdn$)	Volume	High (US$)	Low (US$)	Volume
May	7.25	5.17	3,439,600	—	—	—
June	7.98	6.16	1,911,200	—	—	—
July	7.07	5.21	1,718,700	—	—	—
August	6.01	4.86	1,353,400	—	—	—
September	6.02	4.89	1,407,300	—	—	—
October	5.80	4.26	1,766,300	4.20	3.25	1,048,043
November (to November 14)	5.40	4.59	482,080	4.07	3.49	362,297

(1)	High and low price based on intraday high and low trading prices. Source for TSX data in the above table is the TSX. Source for NASDAQ data in the above table is Capital IQ.
(2)	Our Common Shares commenced trading on NASDAQ on October 10, 2019.

On November 14, 2019, being the last trading day prior to the date of this Prospectus, the closing price of the Common Shares was Cdn$4.82 on the TSX and US$3.63 on the NASDAQ (as reported by such stock exchanges).

5.75% Notes

The 5.75% Notes are listed on the TSX under the trading symbol “TH.DB.U”. The following table sets forth certain trading information for our 5.75% Notes for the periods indicated as reported by the TSX.

	5.75% Debentures(1)
Period(2)	High (US$)	Low (US$)	Volume (US$)
2018
October	96.01	80.02	448,000
November	92.00	82.00	124,000
December	90.00	76.00	234,000
2019
January	93.01	80.00	266,000
February	90.00	85.99	176,000
March	90.01	87.00	194,000
April	83.00	89.00	1,409,000
May	98.98	88.24	124,000
June	91.00	86.02	52,000
July	90.01	88.00	72,000
August	90.00	82.51	74,000
September	95.00	85.02	97,000
October	90.50	82.50	529,000
November (to November 14)	—	—	—

(1)	Price per US$100.00 principal amount of the 5.75% Notes.
(2)	High and low price based on intraday high and low trading prices. Source for data in the above table is the TSX.

On November 14, 2019, the last trading day prior to the date of this Prospectus, the closing price of the 5.75% Notes on the TSX was US$85.00 (as reported by such stock exchange).

SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series of which, as of the date hereof, 76,953,411 Common Shares and no Preferred Shares were issued and outstanding.

DESCRIPTION OF COMMON SHARES

The Common Shares entitle the holders thereof to one vote per share. The holders of the Common Shares are entitled to receive any dividend declared by the Corporation on the Common Shares. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, the holders of the Common Shares are entitled to receive the remaining property of the Corporation upon its dissolution, liquidation or winding-up.

Dividends

We have never declared or paid cash dividends on our Common Shares and do not anticipate paying any cash dividends on our Common Shares in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our Board and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

DESCRIPTION OF PREFERRED SHARES

The Preferred Shares may be issued in one or more series, with such rights and conditions as may be determined by resolution of our board of directors (the “Board” or the “Board of Directors”), which shall determine the designation, rights, privileges, conditions and restrictions to be attached to the Preferred Shares of such series. There are no voting rights attached to the Preferred Shares except as prescribed by law. In the event of the liquidation, dissolution or winding-up of the Corporation, or any other distribution of assets of the Corporation among its shareholders, the holders of the Preferred Shares of each series are entitled to receive, in priority over the Common Shares and any other shares ranking junior to the Preferred Shares, any amount payable to them as a result of such liquidation, dissolution or winding-up. The holders of the Preferred Shares of each series are entitled to receive, in priority over the Common Shares and any other shares ranking junior to the Preferred Shares, any accrued cumulative dividend and any declared dividend remaining unpaid at the time of the distribution upon liquidation, dissolution or winding-up of the Corporation. The holders of Preferred Shares of each series are also entitled to such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined as to their respective series authorized to be issued. The Preferred Shares of each series shall be on a parity basis with the Preferred Shares of every other series with respect to payment of dividends and return of capital.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

Subscription Receipts may be offered separately or together with other Securities. As at the date of this Prospectus, the Corporation has no Subscription Receipts outstanding.

Subscription Receipts will be issued under a subscription receipt agreement entered into between us and an escrow agent (the “Escrow Agent”). The applicable Prospectus Supplement will include details of the agreement pursuant to which such Subscription Receipts will be created and issued. Subscription Receipts are a security of ours that will entitle the holders to receive Common Shares or other Securities or combination of Securities upon the satisfaction of certain conditions, typically the completion of an acquisition by us of the assets or securities of another entity. Subsequent to the offering of Subscription Receipts, all or a portion of the subscription proceeds for the Subscription Receipts are held in escrow by the Escrow Agent, pending the satisfaction of the conditions. Holders of Subscription Receipts are not shareholders. Holders of Subscription Receipts are entitled to receive Common Shares or other Securities only upon exchange or conversion of their Subscription Receipts in accordance with the terms thereof or, upon the occurrence of certain events as specified in an applicable Prospectus Supplement, to a return of the subscription price for the Subscription Receipts together with any payments in lieu of interest or other income earned on the subscription proceeds.

The particular terms and provisions of Subscription Receipts offered under any Prospectus Supplement, and the extent to which the general terms and provisions described in this Prospectus may apply to those Subscription Receipts, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable: (i) the number of Subscription Receipts offered; (ii) the price, including the currency at which the Subscription Receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares or other Securities; (iv) the number of Common Shares or other Securities that may be obtained upon exchange or conversion of each Subscription Receipt; (v) the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each other Security; (vi) the terms applicable to the gross proceeds from the sale of such Subscription Receipts plus any interest or other income earned thereon; and (vii) any other material terms and conditions of the Subscription Receipts. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

The preceding description and any description of Subscription Receipts in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the subscription receipt agreement relating to such Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the applicable Prospectus Supplement. In the case of Subscription Receipts which are exchangeable for other securities of the Corporation, the holders will not have any of the rights of holders of the securities issuable upon the exchange of the Subscription Receipts until the issuance of those securities in accordance with the terms of the Subscription Receipts.

DESCRIPTION OF WARRANTS

Warrants may be offered separately or together with other Securities. As at the date of this Prospectus, the Corporation has no Warrants outstanding.

Warrants may be issued under a separate Warrant agreement or indenture. The applicable Prospectus Supplement will include details of the agreement or indenture pursuant to which such Warrants will be created and issued. A copy of any such Warrant agreement or indenture relating to an offering of Warrants will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Warrants that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The particular terms and provisions of the Warrants offered under any Prospectus Supplement, and the extent to which the general terms of the Warrants described in this Prospectus may apply to those Warrants, will be described in the applicable Prospectus Supplement filed in respect of the Warrants. This description will include, where applicable: (i) the number of Warrants offered; (ii) the price, including the currency at which the Warrants will be offered; (iii) the terms, conditions and procedures for the exercise of Warrants for Common Shares or other Securities; (iv) the number of Common Shares or other Securities that may be obtained upon exercise of each Warrant; (v) the designation and terms of any other Securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each Security; (vi) the terms applicable to the gross proceeds from the sale of such Warrants; and (vii) any other material terms and conditions of the Warrants.

The preceding description and any description of Warrants in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to any Warrant agreement or indenture relating to such Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the applicable Prospectus Supplement. In the case of Warrants which are exercisable to purchase other securities of the Corporation, the holders will not have any of the rights of holders of the securities issuable upon the exercise of the Warrants until the issuance of those securities in accordance with the terms of the Warrants.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of Debt Securities. The particular terms and provisions of any Debt Securities offered, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in a Prospectus Supplement.

Debt Securities will be direct secured or unsecured obligations of the Corporation as described in the applicable Prospectus Supplement. Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. The senior Debt Securities will rank equal in right of payment to all other unsecured and unsubordinated indebtedness of the Corporation (except for unsecured and unsubordinated indebtedness preferred by mandatory provisions of law). The subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the senior Debt Securities and all other senior indebtedness of the Corporation.

Debt Securities will be issued under one or more indentures (each a “Debt Indenture”) between the Corporation and a trustee that will be named in the applicable Prospectus Supplement. The Debt Indenture under which any Debt Securities are issued will be specified in the applicable Prospectus Supplement. The statements made hereunder relating to any Debt Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Debt Indenture.

Each Debt Indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. The applicable Prospectus Supplement will contain the terms and other information with respect to the Debt Securities being offered thereby, which may include the following:

(a)	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b)	the currency in which the Debt Securities may be purchased and the currency in which the principal and any interest is payable (in either case, if other than Canadian dollars);

(c)	any applicable subordination provisions;

(d)	the offering price or the percentage of the principal amount or discount at which such Debt Securities will be issued;

(e)	the date or dates on which such Debt Securities will mature;

(f)	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such interest rates (if any);

(g)	the dates on which any such interest will be payable and the record dates for such payments;

(h)	the name of the trustee under the Debt Indenture pursuant to which the Debt Securities are to be issued;

(i)	any redemption term or terms under which such Debt Securities may be defeased;

(j)	whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(k)	the place or places where principal, premium (if any) and interest (if any) will be payable;

(l)	any sinking fund provisions;

(m)	whether such Debt Securities will be issued in whole or in part in the form of one or more global securities;

(n)	the identity of the depositary for global securities;

(o)

whether a temporary security is to be issued with respect to such Debt Securities and whether any interest payable prior to the issuance of definitive Debt Securities of such series will be credited to the account of the persons entitled to such interest;

(p)

the terms upon which beneficial interests in a temporary global Debt Security may be exchanged in whole or in part for beneficial interests in a definitive global Debt Security or for individual definitive Debt Securities and the terms upon which such exchanges may be made;

(q)	the securities exchange(s) on which such series of Debt Securities will be listed, if any;

(r)	any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the Debt Indenture;

(s)	any right of the trustee or the holders to declare the principal, premium (if any) and interest (if any) with respect to such series of Debt Securities to be due and payable;

(t)	the governing law of such Debt Securities and Debt Indenture;

(u)	any provisions relating to any security provided for such Debt Securities;

(v)	any exchange or conversion terms; and

(w)	any other specific terms, including any additional events of default or covenants not inconsistent with the provisions of the applicable indenture.

The Debt Securities may, at our option, be issued in fully registered certificated form or in “book-entry only” form. Debt Securities in registered form will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the trustee for such Debt Securities.

Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items).

The preceding description and any description of Debt Securities in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Debt Indenture relating to such Debt Securities.

In the case of Debt Securities which are convertible into other securities of the Corporation, the holders will not have any of the rights of holders of the securities issuable upon the conversion of the Debt Securities until the issuance of those securities in accordance with the terms of the Debt Securities and Debt Indenture.

DESCRIPTION OF UNITS

The Corporation may issue Units, separately or together, with other Securities. The applicable Prospectus Supplement will include details of the Units being offered thereunder. As at the date of this Prospectus, the Corporation has no Units outstanding.

Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security. The following describes the general terms that will apply to any Units that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The particular terms and provisions of the Units offered under any Prospectus Supplement, and the extent to which the general terms of the Units described in this Prospectus apply to those Units, will be set out in the applicable Prospectus Supplement. This description will include, where applicable: (i) the number of Units offered; (ii) the price or prices, if any, at which the Units will be issued; (iii) the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution); (iv) the currency in which the Units will be offered; (v) the Securities comprising the Units; (vi) whether the Units will be issued with any other securities and, if so, the amount and terms of such securities; (vii) any minimum or maximum subscription amount; (viii) whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (ix) any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and (x) any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

OTHER MATTERS RELATING TO THE SECURITIES

General

The Securities may be issued in fully registered certificated form or in book-entry only form.

Certificated Form

Securities issued in certificated form will be registered in the name of the purchaser or its nominee on the registers maintained by our transfer agent and registrar or the applicable trustee.

Book-Entry Only Form

Securities issued in “book-entry only” form must be purchased, transferred or redeemed through participants in a depository service of a depository identified in the Prospectus Supplement for the particular offering of Securities. Each of the underwriters, dealers or agents, as the case may be, named in the Prospectus Supplement will be a participant of the depository. On the closing of a book-entry only offering, we will cause a global certificate or certificates or an electronic deposit representing the aggregate number of Securities subscribed for under such offering to be delivered to or deposited with, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from us or the depository evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of such registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Securities.

If we determine, or the depository notifies us in writing, that the depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and we are unable to locate a qualified successor, or if we at our option elect, or are required by law, to terminate the book-entry system, then the Securities will be issued in certificated form to holders or their nominees.

Transfer, Conversion or Redemption of Securities

Certificated Form

Transfer of ownership, conversion or redemptions of Securities held in certificated form will be effected by the registered holder of the Securities in accordance with the requirements of our transfer agent and registrar and the terms of the agreement, indenture or certificates representing such Securities, as applicable.

Book-Entry Only Form

Transfer of ownership, conversion or redemptions of Securities held in book-entry only form will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants. The ability of a holder to pledge a Security held in book-entry only form or otherwise take action with respect to such holder’s interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Certificated Form

Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us, and any notices in respect of a Security will be given by us, directly to the registered holder of such Security, unless the applicable agreement, indenture or certificate in respect of such Security provides otherwise.

Book-Entry Only Form

Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us to the depository or its nominee, as the case may be, as the registered holder of the Security and we understand that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participants. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.

As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, our responsibility and liability in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption amount, dividend or interest (as applicable) due on the Securities to the depository or its nominee.

Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities.

We understand that under existing industry practices, if we request any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to any Securities issued in book-entry only form, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by us, any trustee and the depository. Accordingly, any holder of a Security held in book-entry only form that is not a participant must rely on the contractual arrangement it has directly or indirectly through its financial intermediary with its participant to give such notice or take such action.

We, the underwriters, dealers or agents and any trustee identified in a Prospectus Supplement relating to an offering of Securities in book-entry only form, as applicable, will not have any liability or responsibility for: (i) records maintained by the depository relating to beneficial ownership interest of the Securities held by the depository or the book-entry accounts maintained by the depository; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership; or (iii) any advice or representation made by or with respect to the depository and contained in any indenture relating to the rules and regulations of the depository or any action to be taken by the depository or at the directions of the participants.

PLAN OF DISTRIBUTION

We may sell the Securities: (i) to underwriters or dealers purchasing as principal; (ii) directly to one or more purchasers; or (iii) through underwriters, dealers or agents in Canada, the United States and elsewhere where permitted by law, in any case for cash or other consideration. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the Securities offered thereby.

The Prospectus Supplement relating to a particular offering of Securities will also set out the terms of the offering of the Securities including, to the extent applicable: (i) the name or names of any underwriters, dealers or agents; (ii) any fees, discounts, commissions or other compensation payable to such underwriters, dealers or agents in connection with the offering; (iii) a description of services to be provided by underwriters, dealers or agents in relation to the offering; (iv) the method of distribution of the Securities; and (v) in the event the offering is a fixed price distribution, the initial offering price and the proceeds that we will receive. The distribution of Securities may be effected from time to time in one or more transactions at fixed prices or at market prices prevailing at the time of sale, which prices may vary between purchasers and during the period of distribution of the Securities, including sales in transactions that are deemed to be “at-the-market distributions” in accordance with National Instrument 44-102 – Shelf Distributions (described below). Any public offering price and any discounts or concessions allowed or reallowed or paid to underwriters, dealers or agents may be changed from time to time.

If underwriters purchase Securities as principal, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased.

The Securities may also be sold directly by us at prices and upon terms agreed to by the purchaser and us, or through underwriters, dealers or agents designated by us from time to time. Any underwriter, dealer or agent involved in the offering and sale of the Securities pursuant to this Prospectus will be named, and any commissions or fees payable by us to that underwriter, dealer or agent will be set out, in the applicable Prospectus Supplement. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments that they may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Underwriters, dealers or agents may make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” as defined in and subject to limitations imposed by applicable securities laws which includes sales made directly on an existing trading market for our Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to “at-the-market distributions”, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution”, as defined under applicable Canadian securities legislation, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. The Corporation intends to submit an application with applicable Canadian securities regulatory authorities for exemptive relief if and when it determines to proceed with an “at-the-market distribution” in Canada. Such application will include the specific terms of the proposed “at-the-market distribution”. The Corporation will not complete an “at-the-market distribution” in Canada without first obtaining such exemptive relief.

Unless a Prospectus Supplement provides otherwise, any offering of Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units will be a new issue of Securities with no established trading market, and unless otherwise specified in the applicable Prospectus Supplement, such Securities will not be listed on any securities exchange. There is no market through which the Preferred Shares, Subscription Receipts, Warrants, Debt Securities (other than the 5.75% Notes) or Units may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such Securities (other than the 5.75% Notes) in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Warrants, Debt Securities (other than the 5.75% Notes) or Units, and the extent of issuer regulation. See “Risk Factors”. Certain dealers may make a market in the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in such Securities nor as to the liquidity of the trading market, if any, for such Securities.

This Prospectus does not qualify any securities that would be “specified derivatives” as defined in National Instrument 44-102 – Shelf Distributions.

CERTAIN INCOME TAX CONSIDERATIONS

Applicable Prospectus Supplements may describe certain Canadian and/or United States federal income tax consequences generally applicable to investors arising from purchasing, holding, and disposing of Securities. However, prospective purchasers of Securities are cautioned and advised to consult with their own independent tax advisors and legal counsel as necessary prior to purchasing Securities.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain Canadian legal matters relating to the offering of such Securities will be passed upon for us by Fasken Martineau DuMoulin LLP and certain United States legal matters, to the extent they are addressed in any Prospectus Supplement, will be passed upon for us by Jenner & Block LLP. In addition, certain legal matters in connection with any offering of Securities may be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

INTEREST OF EXPERTS

Except as set out below or in a Prospectus Supplement relating to an offering of Securities, there is no person or company who is named as having prepared or certified a report, valuation, statement or opinion in this Prospectus or an amendment to this Prospectus, either directly or in a document incorporated by reference herein, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company.

KPMG LLP is the auditor of the Corporation. KPMG LLP has confirmed that it is independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

TRANSFER AGENT AND NOTE TRUSTEE

The transfer agent and registrar for our Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Montreal, Québec and Computershare Trust Company, N.A. at its principal offices in Louisville, KY.

The Note Trustee for our 5.75% Notes is Computershare Trust Company of Canada at its offices in Montreal, Québec.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus is a part insofar as required by Form F-10: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) the consent of KPMG LLP; (iii) powers of attorney from certain directors and officers pursuant to which the amendments to the Registration Statement may be signed; and (iv) the Debt Indenture.